SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

 FORM 6-K

 REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15b-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of December, 2013

 Alto Palermo S.A. (APSA)
(Exact name of Registrant as specified in its charter)

Alto Palermo S.A. (APSA)
(Translation of registrant´s name into English)

 Republic of Argentina
(Jurisdiction of incorporation or organization)

Moreno 877
(C1091AAQ)
Buenos Aires, Argentina
 (Address of principal executive offices)

 Form 20-F ☒               Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐               No x

ALTO PALERMO S.A. (APSA)
(THE “COMPANY”)

REPORT ON FORM 6-K

Attached is the English translation of Financial Statements for the three month period ended September 30, 2013 and September 30, 2012, filed by the Comany with the Bolsa de Comercio de Buenos Aires and the Comision Nacional de Valores.

Alto Palermo S.A. (APSA)

Unaudited Condensed Interim Consolidated Financial Statements as of September 30, 2013 and for the three-month periods ended September 30, 2013 and 2012

Legal information

Denomination: Alto Palermo S.A. (APSA).

Fiscal year No.: 124, beginning on July 1, 2013.

Legal address: Moreno 877, 22nd floor, Autonomous City of Buenos Aires, Argentina.

Company activity: Real estate investment and development.

Date of registration with the Public Registry of Commerce of the By-laws: August 29, 1889.

Date of registration of last amendment: March 14, 2013.

Expiration of company charter: August 28, 2087.

Number of register with the Superintendence of Corporations: 801,047.

Capital stock: 1,260,140,508 common shares.

Subscribed, issued and paid up (in thousands of Ps.): 126,014.

Direct Majority Shareholder: IRSA Inversiones y Representaciones Sociedad Anónima (IRSA).

Legal Address: Bolívar 108, 1st floor, Autonomous City of Buenos Aires, Argentina.

Main activity: Real estate investment.

Controlling interest on the equity: 1,205,765,014 common shares.

Percentage of votes of the parent Company on the equity: 95.68%.

Type of stock	CAPITAL STATUS
	Authorized for Public Offer of Shares	Subscribed, Issued and Paid up (in thousands of Ps.)
Common stock with a face value of Ps. 0.1 per share and entitled to 1 vote each (*)	1,260,140,508	126,014

(*)     On December 18, 2012, the Superintendence of Corporations registered an amendment to the Company’s by-laws whereby it increased the face value of its shares from Ps. 0.1 to Ps. 1 each. This amendment, which was notified through the CNV, was registered under number 20,264 of Stock Companies Book 62 T°. The request for Transfer of Public Offering and Listing has been submitted and is still pending.

1

Alto Palermo S.A. (APSA)

Unaudited Condensed Interim Consolidated Statements of Financial Position
as of September 30, 2013 and June 30, 2013
 (All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for the publication in Argentina

	Note	09.30.2013	06.30.2013
ASSETS
Non-Current Assets
Investment properties	10	1,672,008	1,630,900
Property, plant and equipment	11	20,836	20,169
Trading properties	12	31,590	31,612
Intangible assets	13	22,365	22,438
Investments in associates and joint ventures	8,9	188,002	171,117
Deferred income tax assets	24	33,112	37,404
Income tax credit		499	5,083
Derivative financial instruments	23	2,000	-
Trade and other receivables	16	77,724	75,910
Investments in financial assets	17	140,241	99,963
Total Non-Current Assets		2,188,377	2,094,596
Current Assets
Trading properties	12	7,013	6,991
Inventories	14	7,978	9,896
Derivative financial instruments	23	2,067	-
Trade and other receivables	16	533,934	550,762
Investments in financial assets	17	231,471	169,174
Cash and cash equivalents	18	187,581	223,385
Total Current Assets		970,044	960,208
TOTAL ASSETS		3,158,421	3,054,804
SHAREHOLDERS' EQUITY
Capital and reserves attributable to equity holders of the parent
Share capital		126,014	126,014
Inflation adjustment of share capital		69,381	69,381
Share premium		444,226	444,226
Reserve for share-based compensation	32	11,297	6,607
Legal reserve		39,074	39,074
Reserve for new developments		3,302	3,302
Special reserve		15,802	15,802
Acquisition of additional interest in subsidiaries		(19,707)	(19,707)
Retained earnings		273,920	164,224
Total capital and reserves attributable to equity holders of the parent		963,309	848,923
Non-controlling interest		170,356	161,892
TOTAL SHAREHOLDERS' EQUITY		1,133,665	1,010,815
LIABILITIES
Non-Current Liabilities
Trade and other payables	19	205,608	190,170
Borrowings	22	855,711	834,814
Deferred income tax liabilities	24	91,556	101,942
Income tax liabilities		66,658	-
Provisions	21	13,502	11,730
Total Non-Current Liabilities		1,233,035	1,138,656
Current Liabilities
Trade and other payables	19	438,306	437,750
Income tax liabilities		30,473	77,683
Payroll and social security liabilities	20	23,261	26,041
Borrowings	22	293,704	356,028
Derivative financial instruments	23	600	1,732
Provisions	21	5,377	6,099
Total Current Liabilities		791,721	905,333
TOTAL LIABILITIES		2,024,756	2,043,989
TOTAL SHAREHOLDERS’ EQUITY AND LIABILITIES		3,158,421	3,054,804

The accompanying notes are an integral part of these Unaudited Condensed Interim Consolidated Financial Statements.

Alto Palermo S.A. (APSA)

By:	/s/ Saul Zang
Saul Zang
Vice - President I acting as President

2

Alto Palermo S.A. (APSA)

Unaudited Condensed Interim Consolidated Statements of Comprehensive Income
for the three-month periods beginning on July 1, 2013 and 2012 and ended September 30, 2013 and 2012
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for the publication in Argentina

	Note	09.30.2013	09.30.2012
Revenues	26	458,588	360,719
Costs	27	(200,013)	(165,887)
Gross Profit		258,575	194,832
General and administrative expenses	28	(25,251)	(14,958)
Selling expenses	28	(13,248)	(12,822)
Other operating results, net	30	(4,346)	(2,788)
Profit from Operations		215,730	164,264
Share of profit of associates and joint ventures	8,9	2,597	1,512
Profit from Operations Before Financing and Taxation		218,327	165,776
Finance income	31	21,586	8,163
Finance cost	31	(85,816)	(49,589)
Other financial results	31	29,159	6,031
Financial results, net	31	(35,071)	(35,395)
Profit Before Income Tax		183,256	130,381
Income tax expense	24	(65,096)	(62,400)
Profit for the period		118,160	67,981
Total Comprehensive Income for the period		118,160	67,981

Attributable to:
Equity holders of the parent		109,696	62,811
Non-controlling interest		8,464	5,170

Profit per share for the period attributable to equity holders of the parent:
Basic		0.09	0.05
Diluted		0.09	0.03

The accompanying notes are an integral part of these Unaudited Condensed Interim Consolidated Financial Statements.

Alto Palermo S.A. (APSA)

By:	/s/ Saul Zang
Saul Zang
Vice - President I acting as President

3

Alto Palermo S.A. (APSA)

Unaudited Condensed Interim Consolidated Statements of Changes in Shareholders’ Equity
for the three-month periods ended September 30, 2013 and 2012
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for the publication in Argentina

	Attributable to equity holders of the parent
	Share capital	Inflation Adjustment of Share Capital	Share Premium	Reserve for share-based compensation	Legal reserve	Reserve for new developments	Special reserve (1)	Acquisition of additional interest in subsidiaries	Retained earnings	Subtotal	Non- Controlling Interest	Total Shareholders' Equity
Balance at June 30, 2013	126,014	69,381	444,226	6,607	39,074	3,302	15,802	(19,707)	164,224	848,923	161,892	1,010,815
Comprehensive income for the period	-	-	-	-	-	-	-	-	109,696	109,696	8,464	118,160
Reserve for share-based compensation (Note 32)	-	-	-	4,690	-	-	-	-	-	4,690	-	4,690
Balance at September 30, 2013	126,014	69,381	444,226	11,297	39,074	3,302	15,802	(19,707)	273,920	963,309	170,356	1,133,665

(1)	Related to CNV General Resolution No. 609/12. See Note 25.

The accompanying notes are an integral part of these Unaudited Condensed Interim Consolidated Financial Statements.

Alto Palermo S.A. (APSA)

By:	/s/ Saul Zang
Saul Zang
Vice - President I acting as President

4

Alto Palermo S.A. (APSA)

Unaudited Condensed Interim Consolidated Statements of Changes in Shareholders’ Equity
for the three-month periods ended September 30, 2013 and 2012
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for the publication in Argentina

	Attributable to equity holders of the parent
	Share capital	Inflation Adjustment of Share Capital	Share Premium	Reserve for share-based compensation	Legal reserve	Acquisition of additional interest in subsidiaries	Retained earnings	Subtotal	Non-Controlling Interest	Total Shareholders' Equity
Balance at June 30, 2012	125,989	84,621	536,300	2,138	39,074	(16,020)	51,774	823,876	148,647	972,523
Comprehensive income for the period	-	-	-	-	-	-	62,811	62,811	5,170	67,981
Reserve for share-based compensation (Note 32)	-	-	-	1,368	-	-	-	1,368	-	1,368
Capital contribution of non-controlling interest	-	-	-	-	-	-	-	-	1,700	1,700
Balance at September 30, 2012	125,989	84,621	536,300	3,506	39,074	(16,020)	114,585	888,055	155,517	1,043,572

The accompanying notes are an integral part of these Unaudited Condensed Interim Consolidated Financial Statements.

Alto Palermo S.A. (APSA)

By:	/s/ Saul Zang
Saul Zang
Vice - President I acting as President

5

Alto Palermo S.A. (APSA)

Unaudited Condensed Interim Consolidated Statements of Cash Flows
for the three-month periods ended September 30, 2013 and 2012
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for the publication in Argentina

	Note	09.30.2013	09.30.2012
Operating activities:
Cash generated from operations	18	309,284	244,171
Income tax paid		(47,159)	(25,932)
Net cash generated from operating activities		262,125	218,239

Investing activities:
Acquisition of associates		(13,057)	-
Capital contributions in joint ventures	8	(1,221)	(7,415)
Acquisition of investment properties	10	(69,927)	(33,949)
Acquisition of properties, plant and equipment	11	(2,779)	(1,552)
Advance payments		(13,120)	(18,496)
Acquisition of intangible assets	13	(68)	(182)
Acquisition of derivative financial instruments		(2,000)	-
Increase in financial assets		(299,763)	(271,799)
Decrease in financial assets		227,375	156,610
Net cash used in investing activities		(174,560)	(176,783)

Financing activities:
Capital contribution of non-controlling interest		-	1,700
Borrowings obtained		2,675	-
Payment of seller financing of shares		(1,640)	-
Repayment of borrowings		(100,478)	(34,417)
Payments of financial leasing		(390)	(300)
Acquisition of non-controlling interest		-	(1,700)
Dividends paid	25	(6,060)	(2,981)
Interest paid		(19,080)	(10,293)
Net cash used in financing activities		(124,973)	(47,991)

Net decrease in cash and cash equivalents		(37,408)	(6,535)
Cash and cash equivalents at beginning of period	18	223,385	102,698
Foreign exchange loss on cash and cash equivalents		1,604	1,480
Cash and cash equivalents at end of period		187,581	97,643

The accompanying notes are an integral part of these Unaudited Condensed Interim Consolidated Financial Statements.

Alto Palermo S.A. (APSA)

By:	/s/ Saul Zang
Saul Zang
Vice - President I acting as President

6

Alto Palermo S.A. (APSA)

Notes to the Unaudited Condensed Interim Consolidated Financial Statements
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for the publication in Argentina

1.	The Group´s business and general information

Alto Palermo S.A. (formerly Sociedad Anónima Mercado de Abasto Proveedor (SAMAP), and alternatively “Alto Palermo S.A.”, “APSA”, “we” or “the Company”) is an Argentine real estate company mainly engaged in holding, leasing, managing, developing, operating and acquiring shopping malls and holds a predominant position within the argentine market. APSA was incorporated in 1889 under the name SAMAP and until 1984 we operated the major fresh foodstuff market in the Autonomous City of Buenos Aires. Our core asset was the historical building of Mercado de Abasto, which served as seat of the market from 1889 until 1984, when we interrupted a sizable part of its operations.

Since the Company was acquired by IRSA Inversiones y Representaciones Sociedad Anónima (hereinafter, IRSA) in 1994, we have been growing through a series of acquisitions and development projects that eventually led to a corporate reorganization giving rise to the current company name and organizational structure. Our main shareholder is IRSA. The Company’s stocks are traded in the Buenos Aires Stock Exchange and in USA’s NASDAQ.

As of the end of these financial statements, we operate and hold a majority interest in a portfolio of twelve shopping centers in Argentina, six of which are located in the Autonomous City of Buenos Aires (Abasto, Paseo Alcorta, Alto Palermo, Patio Bullrich, Buenos Aires Design and Dot Baires Shopping), two in Buenos Aires province (Alto Avellaneda and Soleil) and the rest are situated in different provinces (Alto Noa in the City of Salta, Alto Rosario in the City of Rosario, Mendoza Plaza in the City of Mendoza and Córdoba Shopping Villa Cabrera in the City of Córdoba). Additionally, APSA operates, through a joint venture, La Ribera Shopping in the City of Santa Fe.

Furthermore, in December 2011, we started developing our “Arcos” project, located in the neighborhood of Palermo, Autonomous City of Buenos Aires and continued working on the development of a new shopping mall in the City of Neuquén.

APSA and its subsidiaries are hereinafter referred to jointly as "the Group".

These Unaudited Condensed Interim Consolidated Financial Statements have been approved by the Board of Directors to be issued on November 11, 2013.

7

Alto Palermo S.A. (APSA)

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for the publication in Argentina

2.	Basis of preparation of the Unaudited Condensed Interim Consolidated Financial Statements.

2.1	Basis of preparation

The Unaudited Condensed Interim Consolidated Financial Statements have been prepared in accordance with IAS 34 “Interim Financial Reporting”.

These Unaudited Condensed Interim Consolidated Financial Statements should be read together with the annual consolidated financial statements of the Group as of June 30, 2013 prepared in accordance with International Financial Reporting Standards (IFRS). The Unaudited Condensed Interim Consolidated Financial Statements are presented in thousands of Argentine Pesos.

Unaudited Condensed Interim Consolidated Financial Statements corresponding to the three-month periods ended September 30, 2013 and 2012 have not been audited. The management believes they include all necessary settlements to fairly present the results of each period. Results for the three-month periods ended September 30, 2013 and 2012 do not necessarily reflect proportionally the Group’s results for the complete fiscal years.

2.2.	Significant Accounting Policies

The accounting policies applied in the preparation of these Unaudited Condensed Interim Consolidated Financial Statements are consistent with those applied in the preparation of the information under IFRS as of June 30, 2013. Most significant accounting policies are described in Note 2 to the annual Consolidated Financial Statements.

2.3.	Use of estimates

The preparation of financial statements at a certain date requires the Group's Management to make estimations and evaluations affecting the amount of assets and liabilities recorded and contingent assets and liabilities disclosed at such date, as well as income and expenses recorded during the period. Actual results might differ from the estimates and evaluations made at the date of preparation of these financial statements.

In the preparation of these Unaudited Condensed Interim Consolidated Financial Statements, the significant judgments made by Management in applying the Group’s accounting policies and the main sources of uncertainty were the same applied by the Group in the preparation of the annual consolidated financial statements for the year ended June 30, 2013, except for changes in accrued income tax, provision for legal claims, allowance for bad debts and accrued supplementary rental.

8

Alto Palermo S.A. (APSA)

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for the publication in Argentina

2.	Basis of preparation of the Unaudited Condensed Interim Consolidated Financial Statements (Continued)

2.4.	Comparative information

The comparative information as of September 30, 2012 included in these financial statements arises from the unaudited condensed interim financial statements as of such date. Certain reclassifications of prior year information have been made to conform to the current period presentation.

3.	Seasonal effects on operations

The operations of the Group’s shopping centers are subject to seasonal effects, which affect the level of sales recorded by lessees. During summer time (January and February), the lessees of shopping centers experience the lowest sales levels in comparison with the winter holidays (July) and during the period of religious festivals (December) when they tend to record peaks of sales. Apparel stores generally change their collections during the spring and the fall, which impacts positively on shopping mall sales. Sale discounts at the end of each season also affect the business. As a consequence, a higher level of revenues is generally expected in the second half of the year rather than the first in shopping center operations.

4.	Acquisitions and disposals

Three-month period ended September 30, 2013

Subscription of shares of Avenida Inc. and Avenida Compras S.A.

On August 29, 2013, the Group, through Torodur S.A., subscribed 3,703,704 shares of Avenida Inc. and 23,077 shares of Avenida Compras S.A., representing 26.09% and 2.10% of its outstanding capital, respectively. Additionally, Avenida Inc. owns 90.91% of Avenida Compras S.A., thus being the Group’s indirect interest in Avenida Compras of 25.81%. The amount of the transaction was Ps. 13,0 million, which has already been paid in full. The Group has a warrant to increase such equity interest up to 37.04% of the company.

9

Alto Palermo S.A. (APSA)

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for the publication in Argentina

4.	Acquisitions and disposals (Continued)

Stock Purchase Option Agreement for Arcos del Gourmet S.A.

On September 16, 2013, Alto Palermo S.A. (APSA) entered into an agreement with Messrs. Eduardo Giana, Pablo Bossi and Patricio Tobal whereby the latter grant to APSA an exclusive and irrevocable option to purchase 10% of the equity interest and all the related rights of Sociedad Arcos del Gourmet S.A.  The term to exercise the option runs from the execution of the agreement to December 31, 2018. The stock purchase price, in the event the option is exercised, is USD 0.8 million per each percentage point of the Company’s capital stock.  The option price is made up of a fixed amount of Ps. 2 million and another variable amount payable monthly, which results from applying 4.5% on the amounts accrued in each previous calendar month for rental and right of admission, net of certain expenses, from the opening of the shopping mall until the end of the lease agreement between APSA and Arcos.

Transfer of Entretenimiento Universal S.A.’s shares

On September 11, 2013, Entertainment Holdings S.A. (“EHSA”) sold to the Company 300 shares of stock with a face value of Ps. 1 and one voting right each, accounting for 2.5% of Entretenimiento Universal S.A.’s capital stock (“ENUSA”, a company exclusively engaged in the entertainment business and in organizing other social and corporate events), which APSA already owned indirectly. The consideration for the transfer was set at Ps. 0.001 for all shares.

5.	Financial Risk Management

Financial risk

The group´s diverse activities are exposed to a variety of financial risk: market risk (including foreing currency risk, interest rate risk and price risk) credit risk, liquidity risk and capital risk.

These Unaudited Condensed Interim Financial Statements do not include all the information and disclosures corresponding to financial risk management, consequently should be read together with the annual consolidated financial statements as of June 30, 2013. There have been no changes in the risk management or risk management policies applied by the Group since the end of the year.

10

Alto Palermo S.A. (APSA)

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for the publication in Argentina

6.	Segment reporting

The operating income from the joint businesses Nuevo Puerto Santa Fe S.A. and Quality Invest S.A. are reported under the proportional consolidation method. Under this method, the income/loss generated by joint businesses is reported in the income statement line-by-line, rather than in a single item as required by IFRS. Management believes that the proportional consolidation method provides more useful information to understand the business return, because the assets and income/loss generated by consolidated operations are similar to the assets and income/loss booked under the equity method. This is due to the fact that under the proportional consolidation method, revenues and expenses are reported separately, instead of offsetting and reporting them as a single item in the income statement. Therefore, the proportional consolidation method is used by the CODM to assess and understand the return and the results of operations of these businesses as a whole.

The following tables present the business segments corresponding to urban properties and investments, the Group´s main activity:

	Three months ended September 30, 2013
	Urban properties			Investments	Total urban properties and investment
	Shopping Center Properties	Offices and others	Sales and developments	Financial operations and others
Revenues	456,653	6,906	-	184	463,743
Costs	(198,172)	(3,865)	(732)	(96)	(202,865)
Gross Profit (Loss)	258,481	3,041	(732)	88	260,878
General and administrative expenses	(25,213)	(37)	-	(55)	(25,305)
Selling expenses	(14,044)	(113)	(3)	397	(13,763)
Other operating results, net	(5,125)	-	-	54	(5,071)
Profit (Loss) from Operations	214,099	2,891	(735)	484	216,739
Share of profit of associates and joint ventures	-	1,174	-	393	1,567
Segment Profit (Loss) Before Financing and Taxation	214,099	4,065	(735)	877	218,306

Investment properties	1,637,245	104,551	35,246	-	1,777,042
Property, plant and equipment	18,723	2,223	-	-	20,946
Trading properties	-	-	38,603	-	38,603
Goodwill	1,830	3,911	-	-	5,741
Inventories	8,101	-	-	-	8,101
Investments in associates	-	25,268	-	52,590	77,858
Total segment assets	1,665,899	135,953	73,849	52,590	1,928,291

11

Alto Palermo S.A. (APSA)

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for the publication in Argentina

6.	Segment reporting (continued)

	Three months ended September 30, 2012
	Urban properties			Investments
	Shopping Center Properties	Offices	Sales and developments	Financial Operations and others	Total urban properties and investment
Revenues	356,345	6,631	1,951	693	365,620
Costs	(163,776)	(3,150)	(929)	(257)	(168,112)
Gross Profit	192,569	3,481	1,022	436	197,508
General and administrative expenses	(14,783)	(55)	-	(256)	(15,094)
Selling expenses	(11,902)	(227)	(291)	(546)	(12,966)
Other operating results, net	(3,731)	(21)	-	916	(2,836)
Profit from Operations	162,153	3,178	731	550	166,612
Share of profit of associates	-	-	-	1,536	1,536
Segment profit Before Financing and Taxation	162,153	3,178	731	2,086	168,148

Investment properties	1,400,881	138,153	108,238	-	1,647,272
Property, plant and equipment	14,613	2,822	-	-	17,435
Trading properties	-	-	38,971	-	38,971
Goodwill	506	-	-	-	506
Inventories	11,312	-	-	-	11,312
Investments in associates	-	-	-	38,136	38,136
Total segment assets	1,427,312	140,975	147,209	38,136	1,753,632

The following tables present reconciliation between the total results of segment operations as shown in the column “Urban properties and investments” as of September 30, 2013 and 2012, and the results of operations as per the statement of comprehensive income. The adjustments relate to the presentation of the results of operations of joint ventures on an equity-accounted basis for IFRS income statement purposes.

	Three months ended September 30, 2013
	Total Segment reporting	Adjustment for share of profit / (loss) of joint ventures	As per Statement of Income
Revenues	463,743	(5,155)	458,588
Costs	(202,865)	2,852	(200,013)
Gross Profit	260,878	(2,303)	258,575
General and administrative expenses	(25,305)	54	(25,251)
Selling expenses	(13,763)	515	(13,248)
Other operating results, net	(5,071)	725	(4,346)
Profit from Operations	216,739	(1,009)	215,730
Share of profit of associates and joint ventures	1,567	1,030	2,597
Segment profit Before Financing and Taxation	218,306	21	218,327

12

Alto Palermo S.A. (APSA)

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for the publication in Argentina

6.	Segment reporting (continued)

	Three months ended September 30, 2012
	Total Segment reporting	Adjustment for share of profit / (loss) of joint ventures	As per Statement of Income
Revenues	365,620	(4,901)	360,719
Costs	(168,112)	2,225	(165,887)
Gross Profit	197,508	(2,676)	194,832
General and administrative expenses	(15,094)	136	(14,958)
Selling expenses	(12,966)	144	(12,822)
Other operating results, net	(2,836)	48	(2,788)
Profit from Operations	166,612	(2,348)	164,264
Share of profit of associates	1,536	(24)	1,512
Segment profit Before Financing and Taxation	168,148	(2,372)	165,776

Total segment assets are allocated based on the operations of the segment and the physical location of the asset. In line with the discussion above, segment assets include the proportionate share of the assets of joint ventures. The statement of financial position under IFRS shows the net investment in these joint ventures as a single item.

September 30, 2013
Total reportable assets as per Segment Information	1,928,291
Investment properties	(105,034)
Property, plant and equipment	(110)
Goodwill	(5,234)
Inventories	(123)
Investments in associates and joint ventures	110,122
Total assets as per the Statement of Financial Position	1,927,912

13

Alto Palermo S.A. (APSA)

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for the publication in Argentina

7.	Information about principal subsidiaries

The Group conducts its business through several operating and holding subsidiaries. The Group considers that the subsidiaries below are the ones with non-controlling interests material to the Group.

Summarized statement of financial position

	Panamerican Mall S.A. (PAMSA)
	September 30, 2013	June 30, 2013
ASSETS
Total Non-current assets	643,636	623,986
Total Current assets	203,814	191,869
TOTAL ASSETS	847,450	815,855
LIABILITIES
Total Non-current liabilities	37,789	23,062
Total Current liabilities	47,478	58,723
TOTAL LIABILITIES	85,267	81,785
NET ASSETS	762,183	734,070
(i) Does not include trade and other payables and provisions.

Summarized statement of comprehensive income

	PAMSA
	September 30, 2013	September 30, 2012
Revenues	56,637	44,757
Profit before income tax	43,791	20,416
Income tax expense	(15,565)	(7,813)
Profit for the period	28,226	12,603
Total Comprehensive Income for the period	28,226	12,603
Profit attributable to non-controlling interest	5,645	2,521
Dividends paid to non-controlling interest	4,170	-

Summarized Statements of Cash Flows

	PAMSA
	September 30, 2013	September 30, 2012
Net cash generated from operating activities	35,339	38,539
Net cash used in investing activities	(41,715)	(48,080)
Net cash generated from / (used in) financing activities	2,803	(137)
Net decrease in cash and cash equivalents	(3,573)	(9,678)
Cash and cash equivalents at beginning of the year	11,416	29,885
Foreign exchange gain on cash and cash equivalents	167	718
Cash and cash equivalents at end of the year	8,010	20,925

14

Alto Palermo S.A. (APSA)

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for the publication in Argentina

7.	Information about principal subsidiaries (continued)

The information above is the amount before inter-company eliminations.

8.	Interests in joint ventures

As of June 30, 2013, the joint ventures of the Group were Quality Invest S.A., Nuevo Puerto Santa Fe S.A. (“NPSF”) and EHSA. As of September 30, 2013, the joint ventures of the Group are Quality Invest S.A., NPSF, and EHSA y ENUSA (indirectly through an investment in EHSA) (see Note 4). The shares in these joint ventures are not publicly traded.

On November 29, 2012, the Company acquired shares of common stock, representing 50% of the capital stock and votes of EHSA.

On September 25, 2013, Sociedad Rural Argentina (SRA), La Rural de Palermo S.A. (LRPSA), Boulevard Norte S.A. (BNSA), Ogden Argentina S.A. (OASA), EHSA, ENUSA and La Rural S.A. (LRSA) executed a joint venture agreement and a shareholder’s agreement mostly amending certain provisions set forth in prior agreements. The Company is now in the process of assessing any potential effect on the preliminary allocation of the purchase price of said acquisition.

Changes in the Group’s investments in joint ventures for the three-month period ended September 30, 2013 and for the year ended June 30, 2013 was as follows:

	September 30, 2013	June 30, 2013
Beginning of the period / year	131,977	77,855
Acquisition of joint ventures	(2) (12)	25,899
Capital contribution	1,221	32,615
Dividends paid	-	(1,250)
Share of profit / (loss), net	2,204	(3,142)
End of the period / year	(1) 135,390	131,977

(1) Includes (Ps. 22) as of September 30, 2013, related to the interest in ENUSA. See Note 21.
(2) See Note 4.

15

Alto Palermo S.A. (APSA)

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for the publication in Argentina

9.	Interests in associates

As of June 30, 2013, the investment in associates of the Group was Tarshop S.A.

During the present period the Group has acquired shares in associates Avenida Inc. and Avenida Compras S.A. (see Note 4). Consequently, as of September 30, 2013 the investments in associates are Tarshop S.A., Avenida Inc. and Avenida Compras S.A.

Changes in the Group’s investment in associates for the three-month period ended September 30, 2013 and for the year ended June 30, 2013 was as follows:

	September 30, 2013	June 30, 2013
Beginning of the period / year	39,140	36,600
Acquisition of associates	13,057	-
Share of profit, net	393	2,540
End of the period / year	52,590	39,140

10.	Investment properties

Changes in the Group’s investment properties for the three-month period ended September 30, 2013 and for the year ended June 30, 2013 was as follows:

	September 30, 2013	June 30, 2013
Beginning of the period / year	1,630,900	1,553,794
Additions	69,927	199,288
Disposal of unused assets	-	(65)
Sales	-	(97)
Depreciation charge (i) (Note 28)	(28,819)	(122,020)
End of the period / year	1,672,008	1,630,900

(i)	As of September 30, 2013, depreciation charges of investment property were included in “Costs” for Ps. 28,819 in the Unaudited Statement of Income (Note 28).

The following amounts have been recognized in the unaudited statement of income:

	September 30, 2013	September 30, 2012
Rental and service income	458,404	358,075
Costs of property operations	(199,185)	(164,701)

16

Alto Palermo S.A. (APSA)

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for the publication in Argentina

10.	Investment properties (Continued)

Properties under development mainly comprise works in Shopping Neuquén S.A. and Arcos del Gourmet S.A. As of September 30, 2013 and June 30, 2013 the amount of works in Shopping Neuquén S.A. amounted to Ps. 51,014 and Ps. 43,138, respectively. The works in Arcos del Gourmet S.A. as of September 30, 2013 and June 30, 2013 amounted to Ps. 185,389 and Ps. 136,313, respectively.

As of September 30, 2013 contractual obligations mainly correspond to constructions related with both projects. Shopping Neuquén S.A. contractual obligations amounted to Ps. 205 million and is estimated that the project will be completed on September 2014. Arcos del Gourmet S.A. contractual obligations amounted to Ps. 234 million and is expected that the project will be completed on December 2013.

11.	Property, plant and equipment, net

Changes in the Group’s property, plant and equipment for the three-month period ended September 30, 2013 and for the year ended June 30, 2013 was as follows:

	September 30, 2013	June 30, 2013
Beginning of the period / year	20,169	17,485
Additions	2,779	9,843
Disposals	(36)	(3)
Depreciation charges (i) (Note 28)	(2,076)	(7,156)
End of the period / year	20,836	20,169

(i)
As of September 30, 2013, depreciation charges were included in “Costs” for Ps. 1,913, in “General and administrative expenses” for Ps. 145 and in “Selling expenses“ for Ps. 18, in the Unaudited Statement of Income (Note 28).

12.	Trading properties

Changes in the Group’s trading property for the three-month period ended September 30, 2013 and for the year ended June 30, 2013 was as follows:

	September 30, 2013	June 30, 2013
Beginning of the period / year	38,603	39,346
Additions	-	19
Disposals (i)	-	(762)
End of the period / year	38,603	38,603

(i)	Corresponds to the sale of housing units (apartments and parking spaces) of plot 2G of Torres Rosario.

17

Alto Palermo S.A. (APSA)

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for the publication in Argentina

13.	Intangible assets

Changes in the Group’s intangible assets for the three-month period ended September 30, 2013 and for the year ended June 30, 2013 was as follows:

	September 30, 2013	June 30, 2013
Beginning of the period / year	22,438	22,501
Additions	68	567
Amortization charge (i) (Note 28)	(141)	(630)
End of the period / year	22,365	22,438

(i)	As of September 30, 2013, amortization charge is included in “Costs” for Ps. 141, in the Statements of Income (Note 28).

14.	Inventories

Company’s inventories as of September 30, 2013 and June 30, 2013 were as follows:

	September 30, 2013	June 30, 2013
Current
Materials and others items of inventories	7,978	9,896
Total inventories	7,978	9,896

15.	Financial instruments by category

Determination of fair values

IFRS 9 defines the fair value of a financial instrument as the amount for which an asset could be exchanged, or a liability settled, between knowledgeable, willing parties in an arm’s length transaction. All financial instruments recognized at fair value are allocated to one of the valuation hierarchy levels of IFRS 7. This valuation hierarchy provides for three levels.

In the case of Level 1, valuation is based on quoted prices in active markets for identical financial assets or liabilities that the Group can refer to year-end. A market is deemed active if transactions take place with sufficient frequency and in sufficient quantity for price information to be available on an ongoing basis. Since a quoted price in an active market is the most reliable indicator of fair value, this should always be used if available. The financial instruments the Group has allocated to this level mainly comprise equity investments, mutual funds and mortgage bonds for which quoted prices in active markets are available. In the case of shares, the Group allocates them to this level when either a stock market price is available or prices are provided by a price quotation on the basis of actual market transactions.

18

Alto Palermo S.A. (APSA)

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for the publication in Argentina

15.	Financial instruments by category (Continued)

In the case of Level 2, fair value is determined by using valuation methods based on inputs directly or indirectly observable in the market. The financial instruments the Group has allocated to this level comprise derivative financial instruments.

In the case of Level 3, the Group uses valuation techniques not based on inputs observable in the market. This is only permissible insofar as no observable market data are available. The inputs used reflect the Group’s assumptions regarding the factors which market players would consider in their pricing The Group uses the best available information for this, including internal company data. As of September 30, 2013, the Company has determined that Arcos del Gourmet S.A.’s stock option is a Level 3 financial instrument and is currently estimating its fair value, to be updated in the next accounting period.

The Group’s Finance Division has a team in place in charge of estimating valuation of financial assets required to be reported in the financial statements, including the fair value of Level 3 instruments. The team directly reports to the Chief Financial Officer (CFO). The CFO and the valuation team discuss the valuation methods and results upon the acquisition of an asset and, if necessary, on a quarterly basis, in line with the Group’s quarterly reports. According to the Group’s policy, transfers among the several categories of valuation tiers are recognized when occurred, or when there are changes in the prevailing circumstances requiring the transfer. Since June 30, 2013, there have been no transfers between the several tiers used in estimating the fair value of the Group’s financial instruments, or reclassifications among their respective categories.

The following tables present the Group’s financial assets and financial liabilities that are measured at fair value as of September 30, 2013 and June 30, 2013 and their allocation to the different levels of the fair value hierarchy:

	September 30, 2013
	Level 1	Level 2	Level 3	Total
Assets
Financial assets at fair value through profit or loss:
- Investment in equity securities in TGLT	54,437	-	-	54,437
- Don Mario SGR	12,213	-	-	12,213
- Mutual funds	36,719	-	-	36,719
- Derivative financial instruments	-	2,067	2,000	4,067
- Government bonds	184,844	-	-	184,844
- Bonds issued by Banco Macro	851	-	-	851
- Mortgage bonds	594	-	-	594
Total assets	289,658	2,067	2,000	293,725

19

Alto Palermo S.A. (APSA)

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for the publication in Argentina

15.	Financial instruments by category (Continued)

	September 30, 2013
	Level 1	Level 2	Level 3	Total
Liabilities
Derivative financial instruments	-	600	-	600
Total liabilities	-	600	-	600

	June 30, 2013
	Level 1	Level 2	Level 3	Total
Assets
Financial assets at fair value through profit or loss:
- Investment in equity securities in TGLT	56,775	-	-	56,775
- Don Mario SGR	11,691	-	-	11,691
- Mutual funds	55,915	-	-	55,915
- Bonds issued by Banco Hipotecario	5,136	-	-	5,136
- Government bonds	91,708	-	-	91,708
- Bonds issued by Banco Macro	781	-	-	781
- Mortgage bonds	540	-	-	540
Total assets	222,546	-	-	222,546

	June 30, 2013
	Level 1	Level 2	Level 3	Total
Liabilities
Derivative financial instruments	-	1,732	-	1,732
Total liabilities	-	1,732	-	1,732

When no quoted prices in an active market are available, fair values (particularly with derivatives) are based on recognized valuation methods. The Company uses a range of valuation models for the measurement of Level 2 and Level 3 instruments, details of which may be obtained from the following table:

Description	Pricing model	Pricing method	Parameters
Foreign-currency contracts	Present value method	Theoretical price	Money market curve; Interest curve. Foreign exchange curve.
Arcos del Gourmet S.A. purchase option	Costs	-	-

20

Alto Palermo S.A. (APSA)

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for the publication in Argentina

16.	Trade and other receivables

The following table shows the amounts of trade and other receivables as of September 30, 2013 and June 30, 2013:

	September 30, 2013	June 30, 2013
Non-current
Consumer financing receivables	-	214
Leases and services receivables	52,570	51,804
Properties sales receivables (i)	2,745	3,007
Less: provision for impairment of trade receivables	(2,208)	(2,266)
Total Non-current trade receivables	53,107	52,759
Prepayments	4,624	5,210
VAT receivables	18,284	17,848
Other tax receivables	42	93
Loans	1,667	-
Total Non-current other receivables	24,617	23,151
Total Non-current trade and other receivables	77,724	75,910
Current
Consumer financing receivables	15,681	15,735
Leases and services receivables	188,044	182,666
Deferred checks received	161,657	195,450
Debtors under legal proceedings	44,743	43,844
Properties sales receivables (i)	383	484
Less: Provision for impairment of trade receivables	(68,956)	(70,988)
Total Current trade receivables	341,552	367,191
Prepayments	34,351	39,807
VAT receivables	9,206	16,790
Loans	6,534	5,258
Other tax receivables	5,186	6,251
Advance payments	49,659	36,539
Others	10,051	7,810
Less: provision for impairment of trade receivables	(175)	(175)
Total Current other receivables	114,812	112,280
Related parties (Note 33)	77,570	71,291
Total Current trade and other receivables	533,934	550,762
Total trade and other receivables	611,658	626,672
(i)	Property sales receivables primarily comprise the sale of trading properties and investment properties.

21

Alto Palermo S.A. (APSA)

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for the publication in Argentina

16.	Trade and other receivables (Continued)

Movements on the Group’s provision for impairment of trade receivables are as follows:

	September 30, 2013	June 30, 2013
Beginning of the period / year	73,429	62,139
Additions (Note 28)	3,686	17,301
Unused amounts reversed (Note 28)	(3,733)	(4,344)
Receivables written off	-	(235)
Used during the period / year	(2,043)	(1,432)
End of the period / year	71,339	73,429

The creation and release of provision for impaired receivables has been included in “Selling expenses” in the statement of income (Note 28). Amounts charged to the provision account are generally written off, when there is no expectation of recovering additional cash.

17.	Investments in financial assets

The following table shows the amounts of investments in financial assets as of September 30, 2013 and July 30, 2013:

	September 30, 2013	June 30, 2013
Non-current
Financial assets at fair value through profit or loss
Investment in equity securities in TGLT	54,437	56,775
Don Mario SGR	10,060	10,060
Financial assets at amortized cost
Non-convertible notes (Note 33)	75,744	33,128
Total Non-current	140,241	99,963
Current
Financial assets at fair value through profit or loss
Mutual funds	27,876	51,518
Bonds issued by Banco Macro	851	781
Mortgage bonds (Note 33).	594	540
Bonds issues by Banco Hipotecario (Note 33).	-	5,136
Don Mario SGR	2,153	1,631
Government bonds	184,844	91,708
Financial assets at amortized cost
Non-convertible notes (Note 33)	15,153	17,860
Total Current	231,471	169,174
Total investments in financial assets	371,712	269,137

22

Alto Palermo S.A. (APSA)

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for the publication in Argentina

18.	Cash and cash equivalents information

The following table shows the amounts of cash and cash equivalents as of September 30, 2013 and June 30, 2013:

	September 30, 2013	June 30, 2013
Cash at bank and on hand	55,410	152,595
Time deposits in local currency	123,328	66,393
Mutual funds	8,843	4,397
Total cash and cash equivalents	187,581	223,385

Following is a detailed description of cash flows generated by the Group’s operations for the three-month periods ended September 30, 2013 and 2012.

	Note	September 30, 2013	September 30, 2012
Profit for the period		118,160	67,981
Adjustments for:
Income tax expense	24	65,096	62,400
Depreciation and amortization	28	31,036	32,256
Disposal of unused properties, plant and equipment	11	36	-
Gain from purchase of companies		12	-
Gain from disposal of investment properties		-	(1,022)
Provision for directors’ fees		11,343	9,112
Long-term incentive program reserve	32	4,690	1,368
(Loss) / gain from derivative financial instruments	31	(3,199)	1,572
Changes in fair value of financial assets through profit or loss	31	(25,960)	(7,603)
Financial results, net		78,445	38,729
Doubtful accounts, net	28	(47)	2,577
Provisions, net		1,528	2,929
Share of profit of associates and joint ventures	8 and 9	(2,597)	(1,512)
Unrealized foreign exchange loss		(1,604)	(1,480)
Changes in operating assets and liabilities:
Decrease / (increase) in inventories	14	1,918	(918)
Decrease in trading properties	12	-	1,397
Decrease in trade and other receivables	16	22,995	6,847
Increase in trade and other payables	19	10,712	36,751
Decrease in payroll and social security liabilities	20	(2,780)	(6,117)
Uses in provisions	21	(500)	(1,096)
Net cash generated from operating activities before income tax paid		309,284	244,171

23

Alto Palermo S.A. (APSA)

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for the publication in Argentina

19.	Trade and other payables

The following table shows the amounts of trade and other payables as of September 30, 2013 and June 30, 2013:

	September 30, 2013	June 30, 2013
Non-current
Rent and service payments received in advance	52,339	51,274
Admission rights	115,408	112,655
Guarantee deposits	2,255	1,999
Total Non-current trade payables	170,002	165,928
Tax payment plans	15,396	15,593
Deferred income	8,571	8,637
Others	47	-
Total Non-current other payables	24,014	24,230
Related parties (Note 33)	11,592	12
Total Non-current trade and other payables	205,608	190,170
Current
Trade payables	28,788	25,183
Accrued invoices	60,067	56,681
Customer advances	38,097	32,174
Rent and service payments received in advance	120,109	121,652
Admission rights	102,864	98,656
Guarantee deposits	1,239	1,173
Total Current trade payables	351,164	335,519
VAT payables	16,893	15,630
Withholdings payable	14,254	14,149
Other tax payables	3,290	4,869
Other income to be accrued	266	266
Tax payment plans	3,815	3,840
Dividends	2,502	8,562
Others	1,077	950
Total Current other payables	42,097	48,266
Related parties (Note 33)	45,045	53,965
Total Current trade and other payables	438,306	437,750
Total trade and other payables	643,914	627,920

24

Alto Palermo S.A. (APSA)

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for the publication in Argentina

20.	Payroll and social security liabilities

The following table shows the amounts of payroll and social security liabilities as of September 30, 2013 and June 30, 2013:

	September 30, 2013	June 30, 2013
Current
Provision for vacation, bonuses and others	13,732	18,578
Social security payable	9,518	7,452
Others	11	11
Total payroll and social security liabilities	23,261	26,041

21.	Provisions

The following table shows the movements in the Group's provisions for other liabilities categorized by type of provision:

	Labor, legal and other claims	Investments in joint ventures (*)	Total
At June 30, 2013	17,829	-	17,829
Increases	1,883	22	1,905
Decreases	(355)	-	(355)
Used during the period	(500)	-	(500)
At September 30, 2013	18,857	22	18,879

(*)           Correspond to equity interests in joint ventures with negative equity.

Breakdown of current and non-current provisions is as follows:

	September 30, 2013	June 30, 2013
Non-current	13,502	11,730
Current	5,377	6,099
	18,879	17,829

25

Alto Palermo S.A. (APSA)

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for the publication in Argentina

22.	Borrowings

						Book value
	Secured/ unsecured	Currency	Rate	Effective interest rate %	Nominal value	September 30, 2013	June 30, 2013
Non-current
APSA ON Series I due 2017	Unsecured	USD	Fixed	7.875%	120,000	633,990	589,468
Seller financing Soleil Factory (i)	Secured	USD	Fixed	5%	12,610	54,044	49,327
Syndicated loans (iii)	Unsecured	Ps.	Fixed	-	229,000	150,602	175,604
Finance leases	Secured	USD	Fixed	7.50%	432	1,085	1,252
Banco Provincia de Buenos Aires loan (iv)	Unsecured	Ps.	Fixed	15.01%	29,000	15,990	19,163
Non-current borrowings						855,711	834,814
Current
APSA ON Series I due 2017	Unsecured	USD	Fixed	7.875%	120,000	19,012	5,499
Seller financing Soleil Factory (i)	Secured	USD	Fixed	5%	12,610	921	3,397
Seller financing - Arcos del Gourmet S.A. (ii)	Unsecured	USD	Fixed	11.69%	1,813	10,502	11,408
Banco Provincia de Buenos Aires loan (iv)	Unsecured	Ps.	Fixed	15.01%	29,000	12,865	9,625
Syndicated loans (iii)	Unsecured	Ps.	Fixed	-	229,000	76,597	51,005
Bank overdrafts (v)	Unsecured	Ps.	Floating	-	-	172,607	273,956
Finance leases	Secured	USD	Fixed	7.50%	432	1,200	1,138
Current borrowings						293,704	356,028
Total borrowings						1,149,415	1,190,842

(i)	Seller financing Soleil Factory (investment property) = Mortgage financing of USD 20.7 million with a fixed 5% interest rate due in June 2017.
(ii)	Seller financing Arcos del Gourmet S.A. (intangible assets).
(iii)
On November 16, 2012, the Company subscribed a syndicated loan for Ps. 118,000. Principal will be payable in 9 quarterly consecutive installments and shall accrue interest at rate of 15.01%. On June 12, 2013 the Company subscribes a new syndicated loan for Ps. 111,000. Principal will be payable in 9 quarterly consecutive installments and shall accrue interest at rate of 15.25%. Both loans have been entered into with various banking institutions, one of which is Banco Hipotecario (Note 33).

(iv)	On December 12, 2012, the Company subscribed a loan with Banco Provincia de Buenos Aires for Ps. 29 million. Principal will be repaid in 9 quarterly consecutive installments starting in December 2013.
(v)	Granted by diverse financial institutions. They accrue interest rates ranging from 16.75% to 19.5% annually, and are due within a maximum term of 3 months from the closing date of each fiscal year.

26

Alto Palermo S.A. (APSA)

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for the publication in Argentina

23.	Derivative financial instruments

The following table shows the derivative financial instruments as of September 30, 2013 and June 30, 2013:

	September 30, 2013	June 30, 2013
Assets
Non-current
Stock purchase option for the shares of Arcos del Gourmet S.A. (Note 4)	2,000	-
Total non-current derivative financial instruments	2,000	-

Current
Foreign-currency contracts	2,067	-
Total current derivative financial instruments	2,067	-
Total derivative financial instruments	4,067	-

Liabilities
Current
Foreign-currency contracts	600	1,732
Total current derivative financial instruments	600	1,732
Total derivative financial instruments	600	1,732

24.	Current and deferred income tax

The details of the provision for the Group’s income tax as of September 30, 2013 and 2012 are as follows:

	September 30, 2013	September 30, 2012
Current income tax	71,190	61,050
Deferred income tax	(6,094)	1,350
Income tax expense	65,096	62,400

The statutory tax rates in the countries where the Group operates for all of the years presented are:

Tax jurisdiction	Income tax rate
Argentina	35%
Uruguay	25%

27

Alto Palermo S.A. (APSA)

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for the publication in Argentina

24.	Current and deferred income tax (Continued)

Deferred income tax (broken down into assets and liabilities) during the period ended September 30, 2013 and the fiscal year ended June 30, 2013 is the following:

Deferred income tax assets	Tax loss carry-forwards	Trade and other payables	Others	Trading properties	Total
At June 30, 2013	22,978	93,273	14,482	7,164	137,897
Charged / (credited) to the statement of income	(2,468)	3,445	2,010	2,199	5,186
At September 30, 2013	20,510	96,718	16,492	9,363	143,083

Deferred income tax liabilities	Investment properties	Trade and other receivables	Others	Investments	Total
At June 30, 2013	(103,489)	(44,521)	(3,765)	(50,660)	(202,435)
Charged / (credited) to the statement of income	1,778	(522)	(161)	(187)	908
At September 30, 2013	(101,711)	(45,043)	(3,926)	(50,847)	(201,527)

The Group did not recognize deferred income tax assets of Ps. 3,146 and Ps. 2,717 as of September 30, 2013 and June 30, 2013, respectively. Concerning the losses recorded mainly by their subsidiaries Arcos, Shopping Neuquén and Conil – all of them currently conducting shopping mall development projects— they may be offset against future taxable income in the amount of Ps. 2,083, Ps. 1,005 and Ps. 58, respectively. Although management estimates that, once operational, the business will generate sufficient income, pursuant to IAS 12, management has determined that, as a result of the recent loss history and the lack of verifiable and objective evidence due to the subsidiary’s limited operating history, there is sufficient uncertainty as to the generation of sufficient income to be able to offset the losses within a reasonable timeframe, therefore, no deferred tax asset is recognized in relation to these losses.

Below there is a reconciliation between income tax recognized and that which would result applying the prevailing tax rate on the Profit Before Income Tax for the three-month periods ended September 30, 2013 and 2012:

	September 30, 2013	September 30, 2012
Tax calculated at the tax rates applicable to profits in the respective countries	64,140	45,633
Tax effects of:
Non-taxable items	259	-
Share of profit of associates and joint ventures	(909)	(529)
Others	1,606	17,296
Income tax expense	65,096	62,400

28

Alto Palermo S.A. (APSA)

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for the publication in Argentina

25.	Equity

Special reserve

Pursuant to CNV General Ruling No. 609/12, the Company set up a special reserve reflecting the positive difference between the balance at the beginning of retained earnings disclosed in the first financial statements prepared according to IFRS and the balance at closing of retained earnings disclosed in the last financial statements prepared in accordance with previously effective accounting standards. This reserve may not be used to make distributions in kind or in cash, and may only be reversed to be capitalized, or otherwise to absorb potential negative balances in Retained Earnings. See Note 34.

Dividends paid in the period

The dividends paid during the period ended September 30, 2013 pertaining to distributions authorized for fiscal year amounted to Ps. 6,060.

26.	Revenues

For the three-month periods ended September 30, 2013 and 2012:

	September 30, 2013	September 30, 2012
Base rent	172,730	135,101
Contingent rent	71,633	55,597
Admission rights	28,508	24,090
Parking fees	19,653	15,090
Averaging of scheduled rent escalation	5,217	5,581
Letting fees	8,330	4,195
Management fees	5,312	4,102
Expenses and collective promotion fund	146,190	113,610
Others	831	709
Total rental and service income	458,404	358,075
Sale of trading properties	-	1,951
Total sale of properties	-	1,951
Other revenues from consumer financing	184	693
Total other revenues from consumer financing	184	693
Total Group revenue	458,588	360,719

29

Alto Palermo S.A. (APSA)

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for the publication in Argentina

27.	Costs

For the three-month periods ended September 30, 2013 and 2012:

	September 30, 2013	September 30, 2012
Service charge expense and other operating costs	199,185	164,701
Total cost of property operations	199,185	164,701
Cost of sale of trading properties	732	929
Total cost of trading properties	732	929
Other costs from consumer financing	96	257
Total other costs from consumer financing	96	257
Total Group costs	200,013	165,887

30

Alto Palermo S.A. (APSA)

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for the publication in Argentina

28.	Expenses by nature

For the three-month period ended September 30, 2013:

	Costs
	Charges for services and other operating cost	Cost of sale of trading properties	Other costs from consumer financing	General and administrative expenses	Selling expenses	Total
Salaries, social security costs and other personnel administrative expenses	67,473	-	-	7,927	1,493	76,893
Maintenance, security, cleaning, repairs and others	46,152	447	-	289	28	46,916
Depreciation and amortization	30,873	-	-	145	18	31,036
Advertising and other selling expenses	26,152	-	-	-	1,061	27,213
Taxes, rates and contributions	14,976	50	-	31	10,237	25,294
Directors´ fees	-	-	-	12,447	-	12,447
Fees and payments for services	6,066	-	93	2,966	405	9,530
Leases and expenses	3,467	235	-	410	33	4,145
Impairment of receivables (charge and recovery)	-	-	-	-	(47)	(47)
Others	4,026	-	3	1,036	20	5,085
Total expenses by nature	199,185	732	96	25,251	13,248	238,512

31

Alto Palermo S.A. (APSA)

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for the publication in Argentina

28.	Expenses by nature (Continued)

For the three-month period ended September 30, 2012:

	Costs
	Charges for services and other operating cost	Cost of sale of trading properties	Other costs from consumer financing	General and administrative expenses	Selling expenses	Total
Salaries, social security costs and other personnel administrative expenses	50,973	31	2	1,377	1,308	53,691
Maintenance, security, cleaning, repairs and others	40,160	243	21	167	48	40,639
Depreciation and amortization	32,007	-	-	219	30	32,256
Advertising and other selling expenses	18,907	-	-	-	921	19,828
Taxes, rates and contributions	11,673	59	-	33	7,639	19,404
Directors´ fees	-	-	-	9,923	-	9,923
Fees and payments for services	6,130	1	234	2,275	187	8,827
Leases and expenses	2,433	215	-	199	58	2,905
Cost of sale of properties	-	380	-	-	-	380
Impairment of receivables (charge and recovery)	-	-	-	-	2,577	2,577
Others	2,418	-	-	765	54	3,237
Total expenses by nature	164,701	929	257	14,958	12,822	193,667

32

Alto Palermo S.A. (APSA)

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for the publication in Argentina

29.	Employee costs

For the three-month periods ended September 30, 2013 and 2012:

	September 30, 2013	September 30, 2012
Salaries, bonuses and social security costs	72,203	52,323
Shared-based compensation	4,690	1,368
Employee costs	76,893	53,691

30.	Other operating results, net

For the three-month periods ended September 30, 2013 and 2012:

	September 30, 2013	September 30, 2012
Lawsuits and other contingencies (Note 21)	(1,528)	(2,929)
Donations	(2,514)	(979)
Others	(304)	1,120
Total Other operating results, net	(4,346)	(2,788)

31.	Financial results, net

For the three-month periods ended September 30, 2013 and 2012:

	September 30, 2013	September 30, 2012
Finance income:
- Interest income	11,341	5,462
- Foreign exchange	10,245	2,659
- Gain from repurchase of Non-Convertible Notes	-	42
Finance income	21,586	8,163
Finance costs
- Interest expense	(32,914)	(15,927)
- Foreign exchange	(52,301)	(28,196)
- Other finance costs	(6,991)	(6,241)
Subtotal financial costs	(92,206)	(50,364)
Less: Capitalized finance costs	6,390	775
Finance costs	(85,816)	(49,589)
Other financial results:
- Fair value gains of financial assets at fair value through profit or loss	25,960	7,603
- Gain / (loss) from derivative financial instruments	3,199	(1,572)
Other financial results	29,159	6,031
Total financial results, net	(35,071)	(35,395)

33

Alto Palermo S.A. (APSA)

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for the publication in Argentina

32.	Share-based compensation

Equity Incentive Plan

The Group incurred a charge of Ps. 4,690 and Ps. 1,368 for the three-month periods ended on September 30, 2013 and 2012, respectively, related to the awards granted under the equity incentive plan, and 1,356,520 shares were granted.

33.	Related party transactions

During the normal course of business, the Group conducts transactions with different entities or parties related to it. An individual or legal entity is considered a related party where:

-
An entity, individual or close relative of such individual or legal entity exercises control, or joint control, or significant influence over the reporting entity, or is a member of the Board of Directors or the Senior Management of the entity or its controlling company.

-	An entity is a subsidiary, associate or joint venture of the entity or its controlling or controlled company.

The main transactions conducted with related parties are described in the annual Financial Statements for the fiscal year ended June 30, 2013.

34

Alto Palermo S.A. (APSA)

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for the publication in Argentina

33.	Related party transactions (Continued)

The following is a summary of the balances with related parties as of September 30, 2013:

Related party	Description of transaction	Non-current Investments in financial assets	Current Investments in financial assets	Current Trade and other receivables	Non-current Trade and other payables	Current Trade and other payables	Non-current Borrowings	Current Borrowings	Current Derivative financial instruments
Direct parent company
IRSA Inversiones y Representaciones	Reimbursement of expenses	-	-	7	-	(3,599)	-	-	-
Sociedad Anónima (IRSA)	Non-Convertible notes	61,744	1,264	-	-	-	-	-	-
	Share-based payments	-	-	72	-	(63)	-	-	-
	Borrowings	-	-	70,328	-	-	-	-	-
Total direct parent company		61,744	1,264	70,407	-	(3,662)	-	-	-

Direct parent company of IRSA
Cresud S.A.C.I.F. y A.	Reimbursement of expenses	-	-	7	-	(10,847)	-	-	-
	Corporate services	-	-	-	-	(17,749)	-	-	-
	Share-based payments	-	-	539	-	-	-	-	-
	Non-Convertible notes	14,000	13,889	-	-	-	-	-	-
Total direct parent company of IRSA		14,000	13,889	546	-	(28,596)	-	-	-

Associates of APSA
Tarshop S.A.	Reimbursement of expenses	-	-	1,693	-	-	-	-	-
	Leases and/or rights of spaces’ use	-	-	-	(237)	(153)	-	-	-
Total associates of APSA		-	-	1,693	(237)	(153)	-	-	-

Joint ventures of APSA
Nuevo Puerto Santa Fe S.A.	Reimbursement of expenses	-	-	200	-	(50)	-	-	-
	Management fees	-	-	690	-	-	-	-	-
	Leases’ collections	-	-	-	-	(17)	-	-	-
	Leases and/or rights of spaces’ use	-	-	-	-	(197)	-	-	-
Quality Invest S.A.	Reimbursement of expenses	-	-	50	-	-	-	-	-
	Management fees	-	-	23	-	-	-	-	-
Total joint ventures of APSA		-	-	963	-	(264)	-	-	-

Subsidiaries of IRSA
Llao Llao Resorts S.A.	Hotel services	-	-	728	-	-	-	-	-
Nuevas Fronteras S.A	Reimbursement of expenses	-	-	28	-	(90)	-	-	-
Solares de Santa María S.A.	Reimbursement of expenses	-	-	5	-	-	-	-	-
Puerto Retiro S.A.	Reimbursement of expenses	-	-	2	-	-	-	-	-
Baicom Networks S.A.	Reimbursement of expenses	-	-	2	-	-	-	-	-
IRSA International LLC	Reimbursement of expenses	-	-	72	-	-	-	-	-
E-Commerce Latina S.A.	Reimbursement of expenses	-	-	1	-	-	-	-	-
Total subsidiaries of IRSA		-	-	838	-	(90)	-	-	-

35

Alto Palermo S.A. (APSA)

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for the publication in Argentina

33.	Related party transactions (Continued)

Related party	Description of transaction	Non-current Investments in financial assets	Current Investments in financial assets	Current Trade and other receivables	Non-current Trade and other payables	Current Trade and other payables	Non-current Borrowings	Current Borrowings	Current Derivative financial instruments
Subsidiaries of Cresud
Futuros y Opciones.Com S.A.	Reimbursement of expenses	-	-	77	-	(9)	-	-	-
FyO Trading S.A.	Reimbursement of expenses	-	-	2	-	-	-	-	-
Total subsidiaries of Cresud		-	-	79	-	(9)	-	-	-

Associates of IRSA
Banco Hipotecario S.A.	Reimbursement of expenses	-	-	-	-	(232)	-	-	-
	Leases and/or rights of spaces’ use	-	-	1,855	-	-	-	-	-
	Mortgage bonds	-	594	-	-	-	-	-	-
	Borrowings	-	-	-	-	-	(30,557)	(14,746)	-
	Foreign-currency contracts	-	-	-	-	-	-	-	(600)
Total associates of IRSA		-	594	1,855	-	(232)	(30,557)	(14,746)	(600)

Joint ventures of IRSA
Cyrsa S.A.	Reimbursement of expenses	-	-	51	-	-	-	-	-
Total joint ventures of IRSA		-	-	51	-	-	-	-	-

Other related parties
Boulevard Norte S.A.	Reimbursement of expenses	-	-	42	-	-	-	-	-
Consultores Asset Management S.A. (CAMSA)	Reimbursement of expenses	-	-	85	-	(5)	-	-	-
Estudio Zang, Bergel & Viñes	Legal services	-	-	10	-	(434)	-	-	-
	Advances	-	-	3	-	-	-	-	-
Fundación Museo de los Niños	Reimbursement of expenses	-	-	99	-	(5)	-	-	-
	Leases and/or rights of spaces’ use	-	-	885	-	-	-	-	-
Fundación IRSA	Reimbursement of expenses	-	-	14	-	-	-	-	-
Inversiones Financieras del Sur	Reimbursement of expenses	-	-	-	-	(4)	-	-	-
Total other related parties		-	-	1,138	-	(448)	-	-	-

Directors
Directors	Fees	-	-	-	(11,343)	(11,486)	-	-	-
	Reimbursement of expenses	-	-	-	-	(105)	-	-	-
	Guarantee deposits	-	-	-	(12)	-	-	-	-
Total directors		-	-	-	(11,355)	(11,591)	-	-	-
Total		75,744	15,747	77,570	(11,592)	(45,045)	(30,557)	(14,746)	(600)

36

Alto Palermo S.A. (APSA)

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for the publication in Argentina

33.	Related party transactions (Continued)

The following is a summary of the balances with related parties as of June 30, 2013:

Related party	Description of transaction	Non-current Investments in financial assets	Current Investments in financial assets	Current Trade and other receivables	Non-current Trade and other payables	Current Trade and other payables	Non-current Borrowings	Current Borrowings
Direct parent company
IRSA Inversiones y Representaciones Sociedad	Reimbursement of expenses	-	-	-	-	(2,515)	-	-
Anónima (IRSA)	Non-Convertible notes	19,128	1,205	-	-	-	-	-
	Corporate services	-	-	-	-	(2,257)	-	-
	Share-based payments	-	-	72	-	(63)	-	-
	Management collections	-	-	313	-	-	-	-
	Borrowings	-	-	64,533	-	-	-	-
Total direct parent company		19,128	1,205	64,918	-	(4,835)	-	-

Direct parent company of IRSA							-	-
Cresud S.A.C.I.F. y A.	Reimbursement of expenses	-	-	7	-	(10,432)	-	-
	Corporate services	-	-	-	-	(25,424)	-	-
	Share-based payments	-	-	538	-	-	-	-
	Non-Convertible notes	14,000	16,655	-	-	-	-	-
Total direct parent company of IRSA		14,000	16,655	545	-	(35,856)	-	-

Associates of APSA
Tarshop S.A.	Reimbursement of expenses	-	-	1,751	-	(1)	-	-
Total associates of APSA		-	-	1,751	-	(1)	-	-

Joint ventures of APSA
Nuevo Puerto Santa Fe S.A.	Reimbursement of expenses	-	-	272	-	(141)	-	-
	Leases’ collections	-	-	12	-	(13)	-	-
	Leases and/or rights of spaces’ use	-	-	-	-	(248)	-	-
	Management fees	-	-	629	-	-	-	-
Quality Invest S.A.	Reimbursement of expenses	-	-	51	-	-	-	-
	Management fees	-	-	46	-	-	-	-
	Borrowings	-	-	500	-	-	-	-
Total joint ventures of APSA		-	-	1,510	-	(402)	-	-

Subsidiaries of IRSA
Llao Llao Resorts S.A.	Hotel services	-	-	846	-	-	-	-
Nuevas Fronteras S.A	Reimbursement of expenses	-	-	28	-	(63)	-	-
Solares de Santa María S.A.	Reimbursement of expenses	-	-	5	-	-	-	-
Puerto Retiro S.A.	Reimbursement of expenses	-	-	2	-	-	-	-
Baicom Networks S.A.	Reimbursement of expenses	-	-	2	-	-	-	-
IRSA International LLC	Reimbursement of expenses	-	-	67	-	-	-	-
E-Commerce Latina S.A.	Reimbursement of expenses	-	-	1	-	-	-	-
Total subsidiaries of IRSA		-	-	951	-	(63)	-	-

37

Alto Palermo S.A. (APSA)

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for the publication in Argentina

33.	Related party transactions (Continued)

Related party	Description of transaction	Non-current Investments in financial assets	Current Investments in financial assets	Current Trade and other receivables	Non-current Trade and other payables	Current Trade and other payables	Non-current Borrowings	Current Borrowings
Subsidiaries of Cresud
Futuros y Opciones.Com S.A.	Reimbursement of expenses	-	-	36	-	(6)	-	-
FyO Trading S.A.	Reimbursement of expenses	-	-	9	-	-	-	-
Total subsidiaries of Cresud		-	-	45	-	(6)	-	-

Associates of IRSA							-	-
Banco Hipotecario S.A.	Reimbursement of expenses	-	-	299	-	(281)	-	-
	Leases and/or rights of spaces’ use	-	-	10	-	-	-	-
	Non-Convertible notes	-	5,136	-	-	-	-	-
	Mortgage bonds	-	540	-	-	-	-	-
	Borrowings	-	-	-	-	-	(35,557)	(9,738)
Total associates of IRSA		-	5,676	309	-	(281)	(35,557)	(9,738)

Joint ventures of IRSA							-	-
Cyrsa S.A.	Reimbursement of expenses	-	-	84	-	(59)	-	-
Total joint ventures of IRSA		-	-	84	-	(59)	-	-

Other related parties
Boulevard Norte S.A.	Reimbursement of expenses	-	-	29	-	-	-	-
Consultores Asset Management S.A. (CAMSA)	Reimbursement of expenses	-	-	88	-	(5)	-	-
Estudio Zang, Bergel & Viñes	Legal services	-	-	10	-	(437)	-	-
	Fees	-	-	-	-	(182)
	Advances	-	-	3	-	-	-	-
Fundación Museo de los Niños	Reimbursement of expenses	-	-	133	-	(11)	-	-
	Leases and/or rights of spaces’ use	-	-	902	-	-	-	-
Fundación IRSA	Reimbursement of expenses	-	-	13	-	(1)	-	-
Inversiones Financieras del Sur	Reimbursement of expenses	-	-	-	-	(3)	-	-
Total other related parties		-	-	1,178	-	(639)	-	-

Directors							-	-
Directors	Fees	-	-	-	-	(11,754)	-	-
	Reimbursement of expenses	-	-	-	-	(69)	-	-
	Guarantee deposits	-	-	-	(12)	-	-	-
Total directors		-	-	-	(12)	(11,823)	-	-
Total		33,128	23,536	71,291	(12)	(53,965)	(35,557)	(9,738)

38

Alto Palermo S.A. (APSA)

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for the publication in Argentina

33.	Related party transactions (Continued)

The following is a summary of the results and transactions with related parties for the three-month period ended September 30, 2013:

Related party	Corporate services	Fees	Financial operations	Donations	Leases and/or rights of use
Direct parent company
IRSA Inversiones y Representaciones Sociedad Anónima	-	-	9,079	-	(1,455)
Total direct parent company	-	-	9,079	-	(1,455)

Direct parent company of IRSA
Cresud S.A.C.I.F. y A.	(20,245)	-	1,768	-	-
Total direct parent company of IRSA	(20,245)	-	1,768	-	-

Associates of APSA
Tarshop S.A.	-	-	-	-	816
Total associates of APSA	-	-	-	-	816

Other related parties
Estudio Zang, Bergel & Viñes	-	(459)	-	-	-
Fundación IRSA	-	-	-	(550)	-
Hamonet S.A.	-	-	-	-	(28)
Isaac Elsztain e hijos S.A.	-	-	-	-	(53)
Total other related parties	-	(459)	-	(550)	(81)

Directors
Directors	-	(12,447)	-	-	-
Total directors	-	(12,447)	-	-	-

Joint ventures of APSA
Quality Invest S.A.	-	54	-	-	-
Nuevo Puerto Santa Fe S.A.	-	117	-	-	(126)
Total joint ventures of APSA	-	171	-	-	(126)

Associates of IRSA
Banco Hipotecario S.A.	-	-	(676)	-	120
Total associates of IRSA	-	-	(676)	-	120
Total	(20,245)	(12,735)	10,171	(550)	(726)

39

Alto Palermo S.A. (APSA)

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for the publication in Argentina

33.	Related party transactions (Continued)

The following is a summary of the results and transactions with related parties for the three-month period ended September 30, 2012:

Related party	Corporate services	Fees	Financial operations	Donations	Leases and/or rights of use
Direct parent company
IRSA Inversiones y Representaciones Sociedad Anónima	-	-	(8,937)	-	(1,619)
Total direct parent company	-	-	(8,937)	-	(1,619)

Direct parent company of IRSA
Cresud S.A.C.I.F. y A.	(16,597)	-	1,693	-	-
Total direct parent company of IRSA	(16,597)	-	1,693	-	-

Associates of APSA
Tarshop S.A.	-	-	-	-	189
Total associates of APSA	-	-	-	-	189

Other related parties
Estudio Zang, Bergel & Viñes	-	(324)	-	-	-
Fundación IRSA	-	-	-	(384)	-
Hamonet S.A.	-	-	-	-	(23)
Isaac Elsztain e hijos S.A.	-	-	-	-	(44)
Total other related parties	-	(324)	-	(384)	(67)

Directors
Directors	-	(9,725)	-	-	-
Total directors	-	(9,725)	-	-	-

Joint ventures
Quality Invest S.A.	-	54	25	-	-
Nuevo Puerto Santa Fe S.A.	-	86	-	-	-
Total joint ventures	-	140	25	-	-

Associates of the parent companies
Banco Hipotecario S.A.	-	-	22	-	98
Total associates of the parent companies	-	-	22	-	98
Total	(16,597)	(9,909)	(7,197)	(384)	(1,399)

40

Alto Palermo S.A. (APSA)

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for the publication in Argentina

34.	Subsequent events

Ordinary and Extraordinary Shareholders’ meeting

On October 31, 2013, the Company’s Annual Shareholders’ Meeting corresponding to fiscal year ended June 30, 2013, in order to consider and approve the following, among other things: (i) analysis of the provisions set forth in Ruling No.  609/ 2012 of the National Securities Commission (CNV) and setting up of a special reserve under Shareholder’s Equity. Deciding that (a) a special reserve be set up under Shareholder’s Equity reflecting the positive difference between the balance at the beginning of retained earnings disclosed in the first financial statements prepared according to IFRS, and the balance at closing of retained earnings disclosed in the last financial statements prepared under the previously effective accounting standards; (ii) treatment to be afforded to the account “Retained Earnings” and consideration of a total reversal of the account "Reserve for new projects”, both as of June 30, 2013. The Shareholders’ Meeting resolved by majority vote the complete reversal of the accounts “Retained Earnings” and “Reserve for new projects” , and use the proceeds of such accounts to pay out dividend in cash and to increase the "Statutory Reserve”; (iii) treatment and allocation of the income for the year ended as of June 30, 2013, which amounted to a profit of Ps. 330,098 and consideration of a dividend payout for the year in cash and/or in kind for up to Ps.167,522, considering the interim dividend of Ps. 166,500 already approved on May 3, 2013. The Meeting resolved by majority vote to (a) ratify the interim dividend approved by the Meeting of Shareholders held on May 3, 2013 in an amount of Ps. 166,500; (b) allocate the amount of Ps. 167,522 to pay out cash dividends; (c) appropriate Ps. 4 to “Statutory Reserve”; (iv) consideration of the Boards’ and Statutory Audit Committee’s performances. Both performances were approved; (v) update of the share services contract report. The Board’s management in relation to the Master Agreement for corporate service sharing, its amendments and addenda, were approved; (vi) consideration of the merger with Apsamedia S.A. as well as the letter of intent prior to the merger and other documents. It was unanimously resolved by the meeting to adjourn it until November 28, 2013.

Forward Transactions

In October, Alto Palermo S.A. and Banco Hipotecario S.A. carried out US-dollar forward transactions as per the following detail:

Buyer	Seller	Asset	Amount	Term Price	Date of Execution	Settlement
Alto Palermo S.A.	Banco Hipotecario S.A.	USD	5 million	6.420	10/01/2013	01/31/2014
Alto Palermo S.A.	Banco Hipotecario S.A.	USD	5 million	6.418	10/01/2013	01/31/2014

41

Free translation from the original prepared in Spanish for publication in Argentina

Limited Review Report

To the Shareholders, President and Board of Directors of

Alto Palermo S.A. (APSA)

C.U.I.T.: 30-52767733-1

Legal address: Moreno 877 - 22° floor - Autonomous City of Buenos Aires

1.
We have reviewed the accompanying unaudited condensed interim consolidated statement of financial position of Alto Palermo S.A. (APSA) and its subsidiaries as of September 30, 2013, and the related unaudited condensed interim consolidated statements of comprehensive income, unaudited condensed interim consolidated statements of changes of shareholders’ equity for three-month period ended September 30, 2013 and unaudited condensed interim consolidated statements of cash flows for the three-month period ended September 30, 2013 and selected explanatory notes. The balances and other information corresponding to the fiscal year ended June 30, 2013 and the interim periods within that fiscal period are an integral part of these financial statements and, therefore, they should be considered in relation to these financial statements.

2.
The Board of Directors of the Company is responsible for the preparation and presentation of these unaudited condensed interim consolidated financial statements in accordance with International Financial Reporting Standards. The IFRS as issued by the International Accounting Standard Board were adopted as accounting standards by the Argentine Federation of Professional Councils in Economic Sciences and incorporated by the National Securities Commission to its regulations. Therefore, the Board of Directors of the Company is responsible for the preparation and presentation of these unaudited condensed interim consolidated financial statements in accordance with International Accounting Standard 34 "Interim Financial Reporting" (IAS 34). Our responsibility is to express a conclusion based on the review that we have performed with the scope detailed in paragraph 3.

3.
We conducted our review in accordance with Technical Resolution No. 7 issued by the FACPCE for a review of interim financial statements. A review of interim financial statements consists principally of applying analytical procedures and making inquiries of persons responsible for financial and accounting matters. It is substantially less in scope than an audit, the objective of which is to express an opinion regarding the financial statements taken as a whole. Accordingly, we do not express such an opinion.

42

Free translation from the original prepared in Spanish for publication in Argentina

Limited Review Report (Continued)

4.
Nothing came to our attention as a result of our review that caused us to believe that these unaudited condensed interim consolidated financial statements have not been prepared in all material respects in accordance with IAS 34.

5.	In accordance with current regulations, we hereby inform that :

a)
the unaudited condensed interim consolidated financial statements of Alto Palermo S.A. (APSA) are recorded in the "Inventory and Balance Sheet Book" and carried in all formal respects in conformity with legal requirements, and comply, as regards those matters that are within our competence, with the provisions set forth in the Commercial Companies Law and the corresponding resolutions of the National Securities Commission;

b)	the unaudited condensed interim separate financial statements of Alto Palermo S.A. (APSA) arise from accounting records carried in all formal respects in accordance with applicable legal provisions;

c)	we have read the Business Summary (“Reseña Informativa”) on which, as regards these matters that are within our competence, we have no observations to make;

d)
at September 30, 2013, the debt of Alto Palermo S.A. (APSA) owed in favor of the Argentine Integrated Pension System which arises from accounting records and submissions amounted to Ps. 4,134,157, which was not callable at that date.

Autonomous City of Buenos Aires, November 11, 2013

PRICE WATERHOUSE & Co. S.R.L. (Partner) C.P.C.E.C.A.B.A. Tº 1 Fº 17 Eduardo A. Loiácono Public Accountant (U.B.A.) C.P.C.E.C.A.B.A. Tº 326 Fº 94	ABELOVICH, POLANO & ASOCIADOS S.R.L. (Partner) C.P.C.E.C.A.B.A. Tº 1 Fº 30 Marcelo Héctor Fuxman Public Accountant (U.B.A.) C.P.C.E.C.A.B.A. Tº 134 Fº 85

43

Alto Palermo S.A. (APSA)

Unaudited Condensed Interim Separate Financial Statements as of September 30, 2013 and for the three-month periods ended September 30, 2013 and 2012

Alto Palermo S.A. (APSA)

Unaudited Condensed Interim Separate Statements of Financial Position
as of September 30, 2013 and June 30, 2013
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for the publication in Argentina

	Nota	09.30.2013	06.30.2013
ASSETS
Non-Current Assets
Investment properties	7	961,173	918,980
Property, plant and equipment	8	18,943	18,364
Trading properties	9	31,590	31,612
Intangible assets	10	977	1,041
Investments in subsidiaries, associates and joint ventures	6	972,245	994,321
Derivative financial instruments	20	2,000	-
Trade and other receivables	13	74,796	71,574
Investments in financial assets	14	79,957	66,835
Total Non-Current Assets		2,141,681	2,102,727
Current Assets
Trading properties	9	7,013	6,991
Inventories	11	6,706	8,732
Derivative financial instruments	20	2,067	-
Trade and other receivables	13	474,403	463,625
Investments in financial assets	14	48,176	35,637
Cash and cash equivalents	15	158,517	190,389
Total Current Assets		696,882	705,374
TOTAL ASSETS		2,838,563	2,808,101
SHAREHOLDERS’ EQUITY
Share capital		126,014	126,014
Inflation adjustment of share capital		69,381	69,381
Share premium		444,226	444,226
Reserve for share-based compensation	29	11,297	6,607
Legal reserve		39,074	39,074
Reserve for new developments		3,302	3,302
Special Reserve		15,802	15,802
Acquisition of additional interest in subsidiaries		(19,707)	(19,707)
Retained earnings		273,920	164,224
TOTAL SHAREHOLDERS’ EQUITY		963,309	848,923
LIABILITIES
Non-Current Liabilities
Trade and other payables	16	145,652	132,143
Borrowings	19	879,728	913,978
Deferred income tax liabilities	21	79,872	90,124
Income tax liabilities		44,227	-
Other liabilities	6	10,295	13,272
Provisions	18	11,851	10,391
Total Non-Current Liabilities		1,171,625	1,159,908
Current Liabilities
Trade and other payables	16	366,034	358,095
Income tax liabilities		21,454	58,027
Payroll and social security liabilities	17	18,064	19,374
Borrowings	19	293,031	357,092
Derivative financial instruments	20	600	1,732
Provisions	18	4,446	4,950
Total Current Liabilities		703,629	799,270
TOTAL LIABILITIES		1,875,254	1,959,178
TOTAL SHAREHOLDERS’ EQUITY AND LIABILITIES		2,838,563	2,808,101

The accompanying notes are an integral part of these Unaudited Condensed Interim Separate Financial Statements.

Alto Palermo S.A. (APSA)

By:	/s/ Saul Zang
Saul Zang
Vice - President I acting as President

Alto Palermo S.A. (APSA)

Unaudited Condensed Interim Separate Statements of Comprehensive Income
for the three-month periods beginning on July 1, 2013 and 2012 and ended September 30, 2013 and 2012
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for the publication in Argentina

	Nota	09.30.2013	09.30.2012
Revenues	23	382,693	301,183
Costs	24	(161,196)	(130,143)
Gross Profit		221,497	171,040
General and administrative expenses	25	(24,030)	(14,085)
Selling expenses	25	(10,686)	(9,906)
Other operating results, net	27	(732)	(307)
Profit from Operations		186,049	146,742
Share of profit of subsidiaries, associates and joint ventures	6	27,273	11,847
Profit from Operations Before Financing and Taxation		213,322	158,589
Finance income	28	16,056	3,580
Finance cost	28	(84,219)	(49,688)
Other financial results	28	10,006	2,901
Financial results, net	28	(58,157)	(43,207)
Profit before Income Tax		155,165	115,382
Income tax expense	21	(45,469)	(52,571)
Profit for the period		109,696	62,811
Total Comprehensive Income for the period		109,696	62,811

Profit per share for the period:
Basic		0.09	0.05
Diluted		0.09	0.03

The accompanying notes are an integral part of these Unaudited Condensed Interim Separate Financial Statements.

Alto Palermo S.A. (APSA)

By:	/s/ Saul Zang
Saul Zang
Vice - President I acting as President

Alto Palermo S.A. (APSA)

Unaudited Condensed Interim Separate Statements of Changes in Shareholders’ Equity
for the three-month periods ended September 30, 2013 and 2012
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for the publication in Argentina

	Share capital	Inflation adjustment of share capital	Share premium	Reserve for share-based compensation	Legal reserve	Reserve for new developments	Special Reserve (1)	Acquisition of additional interest in subsidiaries	Retained earnings	Total Shareholders’ Equity
Balance at June 30, 2013	126,014	69,381	444,226	6,607	39,074	3,302	15,802	(19,707)	164,224	848,923
Comprehensive income for the period	-	-	-	-	-	-	-	-	109,696	109,696
Reserve for share-based compensation (Note 29)	-	-	-	4,690	-	-	-	-	-	4,690
Balance at September 30, 2013	126,014	69,381	444,226	11,297	39,074	3,302	15,802	(19,707)	273,920	963,309

(1)	Corresponding to General Resolution 609/12 of the National Securities Commission. See note 32.

  The accompanying notes are an integral part of these Unaudited Condensed Interim Separate Financial Statements.

Alto Palermo S.A. (APSA)

By:	/s/ Saul Zang
Saul Zang
Vice - President I acting as President

Alto Palermo S.A. (APSA)

Unaudited Condensed Interim Separate Statements of Changes in Shareholders’ Equity
for the three-month periods ended September 30, 2013 and 2012
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for the publication in Argentina

	Share capital	Inflation adjustments of share capital	Share premium	Reserve for share-based compensation	Legal reserve	Acquisition of additional interest in subsidiaries	Retained earnings	Total Shareholders’ Equity
Balance at June 30, 2012	125,989	84,621	536,300	2,138	39,074	(16,020)	51,774	823,876
Comprehensive income for the period	-	-	-	-	-	-	62,811	62,811
Reserve for share-based compensation (Note 29)	-	-	-	1,368	-	-	-	1,368
Balance at September 30, 2012	125,989	84,621	536,300	3,506	39,074	(16,020)	114,585	888,055

          The accompanying notes are an integral part of these Unaudited Condensed Interim Separate Financial Statements.

Alto Palermo S.A. (APSA)

By:	/s/ Saul Zang
Saul Zang
Vice - President I acting as President

Alto Palermo S.A. (APSA)

Unaudited Condensed Interim Separate Statements of Cash Flows
for the three-month periods ended September 30, 2013 and 2012
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for the publication in Argentina

	Note	09.30.2013	09.30.2012
Operating activities:
Cash generated from operations	15	245,292	203,498
Income tax paid		(36,402)	(22,138)
Net cash generated from operating activities		208,890	181,360

Investing activities:
Acquisition of investment properties	7	(63,444)	(13,477)
Acquisition of property, plant and equipment	8	(2,402)	(1,779)
Acquisition of intangible assets	10	(69)	(100)
Increase in financial assets		(87,208)	(191,173)
Decrease in financial assets		68,651	131,369
Loans granted to associates and joint ventures		(1,660)	(6,005)
Loans repayments received from associates and joint ventures		-	17,614
Advance payments		(12,227)	(21,692)
Acquisition of derivative financial instruments		(2,000)	-
Irrevocable contributions in subsidiaries		(17,829)	(22,715)
Proceeds from merger with Apsamedia S.A.		1,084	-
Long-term incentive program in subsidiaries		(695)	(269)
Net cash used in investing activities		(117,799)	(108,227)
Financing activities:
Repayments of borrowings		(100,726)	(35,629)
Payment of seller financing of shares		(1,640)	-
Proceeds of borrowings granted by related parties		-	941
Dividends paid		(1,891)	(2,981)
Interest paid		(19,071)	(10,224)
Net cash used in financing activities		(123,328)	(47,893)
Net (decrease) increase in cash and cash equivalents		(32,237)	25,240
Cash and cash equivalents at beginning of period	15	190,389	18,443
Foreign exchange gain on cash and cash equivalents		365	272
Cash and cash equivalents at end of period	15	158,517	43,955

The accompanying notes are an integral part of these Unaudited Condensed Interim Separate Financial Statements.

Alto Palermo S.A. (APSA)

By:	/s/ Saul Zang
Saul Zang
Vice - President I acting as President

Alto Palermo S.A. (APSA)

Notes to the Unaudited Condensed Interim Separate Financial Statements
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for the publication in Argentina

1.	General information

Alto Palermo S.A. (APSA) (“APSA”) (ex Sociedad Anónima Mercado de Abasto Proveedor (SAMAP) and alternatively “Alto Palermo S.A.”, “APSA” or “the Company”), is an argentine real estate company primarily dedicated to property, leasing, management, development, operation and acquisition of productive shopping centers, with a leading position in the market. The main objective of the Company consists on the ownership, acquisition, development, leasing, administration and operation of shopping centers. APSA was founded in 1889 as Sociedad Anónima Mercado de Abasto Proveedor (SAMAP) and, up to 1984, was the principal operator in fresh products market of Ciudad Autónoma de Buenos Aires.

As of September 30, 2013, we operate and hold a majority interest in a portfolio of ten shopping centers in Argentina, four of which are located in the Autonomous City of Buenos Aires (Abasto, Paseo Alcorta, Alto Palermo and Patio Bullrich), two in Buenos Aires Province (Alto Avellaneda and Soleil) and the rest are situated in different provinces (Alto Noa in the City of Salta, Alto Rosario in the City of Rosario, Mendoza Plaza in the City of Mendoza and Córdoba Shopping Villa Cabrera in the City of Córdoba).

These Unaudited Condensed Interim Separate Financial Statements have been approved for issue by the Board of Directors on November 11, 2013.

2.	Basis of preparation of the Unaudited Condensed Interim Separate Financial Statements

2.1.	Basis of preparation

The Unaudited Condensed Interim Separate Financial Statements have been prepared in accordance with Technical Resolution No. 26 (RT 26) of the Argentine Federation of Professional Councils of Economic Sciences (“F.A.C.P.C.E.”, as per its Spanish acronym) and with IAS 34 “Interim Financial Reporting”.

These Unaudited Condensed Interim Separate Financial Statements should be read together with the annual separate financial statements of the Company as of June 30, 2013. The Unaudited Condensed Interim Separate Financial Statements are presented in thousands of Argentine Pesos.

The Unaudited Condensed Interim Separate Financial Statements corresponding to the three-month periods ended September 30, 2013 and 2012 have not been audited. The management believes they include all necessary settlements to fairly present the results of each period. The Company’s three-month periods ended September 30, 2013 and 2012 results do not necessarily reflect the proportion of the Company’s full-year results.

Alto Palermo S.A. (APSA)

Notes to the Unaudited Condensed Interim Separate Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for the publication in Argentina

2.	Basis of preparation of the Unaudited Condensed Interim Separate Financial Statements (Continued)

2.2.	Significant Accounting Policies

The accounting policies applied in the preparation of these Unaudited Condensed Interim Separate Financial Statements are consistent with those applied in the preparation of the information under Technical Resolution No. 26 as of June 30, 2013. The principal accounting policies are described in Note 2 to the annual Consolidated Financial Statements.

2.3.	Use of estimates

The preparation of financial statements at a certain date requires the Management to make estimations and evaluations affecting the amount of assets and liabilities recorded and contingent assets and liabilities disclosed at such date, as well as income and expenses recorded during the period. Actual results might differ from the estimates and evaluations made at the date of preparation of these financial statements.

In the preparation of the Unaudited Condensed Interim Separate Financial Statements, the significant judgments made by Management in applying the Company’s accounting policies and the main sources of uncertainty were the same that the Company used in the preparation of financial statements as of and for the fiscal year ended June 30, 2013.

2.4.	Merger with Apsamedia S.A.

On September 16, 2013, the Company entered into a pre-merger commitment with its wholly-owned subsidiary Apsamedia S.A. whereby Apsamedia would be merged into the Company. See Note 33.

The following table shows a summary of the effect that Apsamedia S.A.'s merge would have had on the Balance Sheets as of June 30, 2013.

Caption	Issued financial statements as of 06.30.13 Ps.	Apsamedia S.A. as of 06.30.13 Ps.	Eliminations / Reclassifications as of 06.30.13 Ps.	Financial statements considering the merge as of 06.30.13 Ps.
Non-current assets	2,102,727	67,272	(129,659)	2,040,340
Current assets	705,374	14,990	(7,915)	712,449
Total Assets	2,808,101	82,262	(137,574)	2,752,789
Non-current liabilities	1,159,908	1,607	(62,251)	1,099,264
Current liabilities	799,270	13,247	(7,915)	804,602
Total liabilities	1,959,178	14,854	(70,166)	1,903,866
Shareholders’ Equity	848,923	67,408	(67,408)	848,923

Alto Palermo S.A. (APSA)

Notes to the Unaudited Condensed Interim Separate Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for the publication in Argentina

2.	Basis of preparation of the Unaudited Condensed Interim Separate Financial Statements (Continued)

The following table shows a summary of the effect that Apsamedia S.A.'s merge would have had on the Statements of Comprehensive Income and Cash Flows as of September 30, 2012.

Caption	Issued financial statements as of 09.30.12 Ps.	Apsamedia S.A. as of 09.30.12 Ps.	Eliminations / Reclassifications as of 09.30.12 Ps.	Financial statements considering the merge as of 09.30.12 Ps.
Revenues	301,183	6,471	(4,120)	303,534
Costs	(130,143)	(4,941)	4,120	(130,964)
Gross Profit	171,040	1,530	-	172,570
Profit from Operations	146,742	1,325	-	148,067
Profit for the Period	62,811	1,627	(1,627)	62,811

Net cash generated from operating activities	181,904	3,782	(8,492)	177,194
Net cash used in investing activities	(108,227)	(1,493)	(47,574)	(157,294)
Net cash used in financing activities	(47,893)	-	56,066	8,173

2.5.	Comparative information

The comparative information at September 30, 2012 included in these financial statements arises from the unaudited condensed interim separate financial statements as of such date. Certain reclassifications of prior year information have been made to conform to the current period presentation.

3.	Seasonal effects on operations

See seasonal effects on operations in Note 3 to the Unaudited Condensed Interim Consolidated Financial Statements.

4.	Acquisitions and disposals

See acquisitions and sales in Note 4 to the Unaudited Condensed Interim Consolidated Financial Statements.

Alto Palermo S.A. (APSA)

Notes to the Unaudited Condensed Interim Separate Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for the publication in Argentina

5.	Financial Risk Management

Financial risks

The Company’s activities are exposed to a variety of financial risks: market risk (including foreign currency risk, interest rate risk and price risk), credit risk, liquidity risk and capital risk.

The Condensed Interim Separate Financial Statements do not include all the information and disclosures corresponding to financial risk management, so they should be read together with the annual separated financial statements as of June 30, 2013. There have been no significant changes in the risk management or risk management policies applied by the Company since the end of the annual fiscal year.

6.	Information about principal subsidiaries, associates and joint ventures

The Company conducts its business through several operating and holding subsidiaries, associates and joint ventures.

Set out below is the summarized financial information for each subsidiaries, associates and joint ventures for the three-month period ended September 30, 2013 and for the year ended June 30, 2013:

	September 30, 2013	June 30, 2013
Beginning of the period / year	(1)981,049	847,988
Acquisitions	(2) (12)	28,623
Capital contribution	17,829	88,127
Deletions as a result of merger with Apsamedia (Note 33)	(67,408)	-
Profit - sharing	27,273	67,617
Financial cost capitalized	2,502	7,025
Dividends distribution	-	(58,867)
Long-term incentives program in subsidiaries	695	536
End of the period / year	(1) 961,928	(1) 981,049

(1)
Includes Ps. (10,295) and Ps. (13,272) as of at September 30, 2013, and June 30, 2013 respectively, in relation to the equity interest in Fibesa S.A. and Ps. (22) as of at September 30, 2013, in relation to the equity interest in Entretenimiento Universal S.A..

(2)	See acquisitions of joint venture in Note 4 to the Unaudited Condensed Interim Consolidated Financial Statements.

Alto Palermo S.A. (APSA)

Notes to the Unaudited Condensed Interim Separate Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for the publication in Argentina

7.	Investment properties

Changes in the Company’s investment properties for the three-month period ended September 30, 2013 and for the year ended June 30, 2013 were as follows:

	September 30, 2013	June 30, 2013
Beginning of the period / year	918,980	894,228
Additions	63,444	115,296
Disposals	-	(97)
Disposals of unused assets	-	(60)
Depreciation charges (i) (Note 25)	(21,251)	(90,387)
End of the period / year	961,173	918,980

(i)	As of September 30, 2013, depreciation charges are included within “Costs” for an amount of Ps. 21,251, in the statements of income (Note 25).

The following amounts have been recognized in the statement of income:

	September 30, 2013	September 30, 2012
Rental and service income	382,509	299,232
Cost of property operations	(160,391)	(129,214)

8.	Property, plant and equipment

Changes in the Company’s property, plant and equipment for the three-month period ended September 30, 2013 and for the year ended June 30, 2013 were as follows:

	September 30, 2013	June 30, 2013
Beginning of the period / year	18,364	15,344
Additions	2,402	9,420
Additions as a result of the merger	72	-
Accumulated depreciation on merger additions	(5)	-
Disposals	(36)	(3)
Depreciation charge (i) (Note 25)	(1,854)	(6,397)
End of the period / year	18,943	18,364

(i)
 As of September 30, 2013, depreciation charges are included within “Costs” for an amount of Ps. 1,701, in “General and administrative expenses” for an amount of Ps. 135 and in “Selling expenses“ for an amount of Ps. 18 in the Statement of Income (Note 25).

Alto Palermo S.A. (APSA)

Notes to the Unaudited Condensed Interim Separate Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for the publication in Argentina

9.	Trading properties

Changes in the Company’s trading property for the three month period ended September 30, 2013 and for the year ended June 30, 2013 were as follows:

	September 30, 2013	June 30, 2013
Beginning of the period / year	38,603	39,346
Additions	-	19
Disposals (i)	-	(762)
End of the period / year	38,603	38,603

(i)	Corresponds to the sale of housing units (apartments and parking spaces) of plot 2G of Torres Rosario.

10.	Intangible assets

Changes in the Company’s intangible assets for the three month period ended September 30, 2013 and for the year ended June 30, 2013 were as follows:

	September 30, 2013	June 30, 2013
Beginning of the period / year	1,041	1,152
Additions	69	486
Amortization charge (i) (Note 25)	(133)	(597)
End of the period / year	977	1,041

(i)	As of September 30, 2013, amortization charge is included within “Costs” for an amount of Ps. 133, in the statements of income (Note 25).

11.	Inventories

Company’s inventories as of September 30, 2013 and June 30, 2013 were as follows:

	September 30, 2013	June 30, 2013
Current
Materials and others items of inventory	6,706	8,732
Total inventories	6,706	8,732

Alto Palermo S.A. (APSA)

Notes to the Unaudited Condensed Interim Separate Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for the publication in Argentina

12.	Financial instruments by category

Determination of fair values

See determination of the fair value of the Company in Note 15 to the Unaudited Condensed Interim Consolidated Financial Statements.

The following tables present the Company’s financial assets and financial liabilities that are measured at fair value as of September 30, 2013 and June 30, 2013 and their allocation to the fair value hierarchy:

	September 30, 2013
	Level 1	Level 2	Level 3	Total
Assets
Financial assets at fair value through profit or loss:
- Investment in equity securities in TGLT S.A.	54,437	-	-	54,437
- Don Mario SGR.	12,213	-	-	12,213
- Mutual funds	9,206	-	-	9,206
- Government bonds	42,788	-	-	42,788
- Derivative financial instruments	-	2,067	2,000	4,067
Total assets	118,644	2,067	2,000	122,711

	September 30, 2013
	Level 1	Level 2	Level 3	Total
Liabilities
Derivative financial instruments	-	600	-	600
Total liabilities	-	600	-	600

	June 30, 2013
	Level 1	Level 2	Level 3	Total
Assets
Financial assets at fair value through profit or loss:
- Investment in equity securities in TGLT S.A.	56,775	-	-	56,775
- Don Mario SGR.	11,691	-	-	11,691
- Mutual funds	560	-	-	560
- Government bonds	33,999	-	-	33,999
Total assets	103,025	-	-	103,025

	June 30, 2013
	Level 1	Level 2	Level 3	Total
Liabilities
Derivative financial instruments	-	1,732	-	1,732
Total liabilities	-	1,732	-	1,732

Alto Palermo S.A. (APSA)

Notes to the Unaudited Condensed Interim Separate Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for the publication in Argentina

12.	Financial instruments by category (Continued)

When no quoted prices in an active market are available, fair values (particularly with derivatives) are based on recognized valuation methods. The Company uses a range of valuation models for the measurement of Level 2 and Level 3 instruments, details of which may be obtained from Note 15 to the Unaudited Condensed Interim Consolidated Financial Statements.

13.	Trade and other receivables

The following table shows the Company´s trade and other receivables as of September 30, 2013 and June 30, 2013:

	September 30, 2013	June 30, 2013
Non-current
Leases and services receivable	45,192	44,640
Property sales receivable	2,745	3,007
Less: provision for impairment of trade receivables	(2,208)	(2,208)
Non-current trade receivables	45,729	45,439
Prepayments	2,923	2,884
Others	19	16
Non-current other receivables	2,942	2,900
Related parties (Note 30)	26,125	23,235
Non-current trade and other receivables	74,796	71,574
Current
Leases and services receivable	153,246	143,703
Consumer financing receivable	15,681	-
Deferred checks received	134,806	147,322
Debtors under legal proceedings	39,054	38,578
Property sales receivable	383	484
Less: provision for impairment of trade receivables	(61,962)	(48,037)
Current trade receivables	281,208	282,050
Loans	4,740	4,453
Prepayments	30,599	33,836
Other tax receivables	4,590	4,622
Advance payments	47,051	34,824
Others	9,751	7,461
Less: provision for impairment of other receivables	(175)	(11)
Current other receivables	96,556	85,185
Related parties (Note 30)	96,639	96,390
Current trade and other receivables	474,403	463,625
Total trade and other receivables	549,199	535,199

Alto Palermo S.A. (APSA)

Notes to the Unaudited Condensed Interim Separate Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for the publication in Argentina

13.	Trade and other receivables (Continued)

Movements on the Company’s provision for impairment of trade receivables were as follows:

	September 30, 2013	June 30, 2013
Beginning of the period / year	50,256	41,760
Additions as a result of the merger	16,102	-
Additions (Note 25)	3,143	12,419
Recoveries (Note 25)	(3,129)	(2,456)
Used during the period / year	(2,027)	(1,467)
End of the period / year	64,345	50,256

The creation and release of provision for impaired receivables have been included in “Selling expenses” in the statement of income (Note 25). Amounts charged to the provision account are generally written off, when there is no expectation of recovery.

14.	Investments in financial assets

The following table shows the Company´s investments in financial assets as of September 30, 2013 and June 30, 2013:

	September 30, 2013	June 30, 2013
Non-current
Financial assets through profit or loss
Investment in equity securities in TGLT S.A.	54,437	56,775
Don Mario SGR.	10,060	10,060
Financial assets at amortized cost:
Non-Convertible Notes (Note 30)	15,460	-
Total Non-current	79,957	66,835
Current
Financial assets through profit or loss
Mutual funds	3,053	7
Government bonds	42,788	33,999
Don Mario SGR.	2,153	1,631
Financial assets at amortized cost:
Non-Convertible Notes (Note 30)	182	-
Total Current	48,176	35,637
Total investments in financial assets	128,133	102,472

Alto Palermo S.A. (APSA)

Notes to the Unaudited Condensed Interim Separate Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for the publication in Argentina

15.	Cash and cash equivalents information

The following table shows the Company´s amounts of cash and cash equivalents as of September 30, 2013 and June 30, 2013:

	September 30, 2013	June 30, 2013
Cash at bank and on hand	29,036	123,443
Time deposits	123,328	66,393
Mutual funds	6,153	553
Total cash and cash equivalents	158,517	190,389

Following is a detailed description of cash flows generated by the Company’s operations for the three-month periods ended September 30, 2013 and 2012.

	Note	September 30, 2013	September 30, 2012
Profit for the Period		109,696	62,811
Adjustments for:
Income tax expense	21	45,469	52,571
Depreciation and amortization	25	23,238	24,105
Disposal of unused property, plant and equipment	8	36	-
Gain from purchase of companies	6	12	-
Gain from disposal of trading properties	9	-	(1,022)
Provision for Directors’ fees		11,343	9,013
Long-term incentive program reserve	29	4,690	1,368
(Gain) / Loss from derivative financial instruments	28	(3,199)	1,572
Gain from changes in fair value of financial assets through profit or loss	28	(6,807)	(4,473)
Financial results, net		80,512	41,433
Impairment of receivables, net	13	14	1,748
Provisions	18	1,297	2,231
Share of profit of subsidiaries, associates and joint ventures	6	(27,273)	(11,847)
Cash and cash equivalents’ unrealized foreign exchange		(365)	(272)
Changes in operating assets and liabilities:
Decrease / (Increase) in inventories	11	2,026	(866)
Decrease in trading properties	9	-	1,397
Decrease / (Increase) in trade and other receivables	13	1,219	(79)
Increase in trade and other payables	16	5,394	27,876
Decrease in payroll and social security liabilities	17	(1,429)	(3,822)
Decrease in provisions	18	(581)	(246)
Net cash generated from operating activities before income tax paid		245,292	203,498

Alto Palermo S.A. (APSA)

Notes to the Unaudited Condensed Interim Separate Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for the publication in Argentina

15.	Cash and cash equivalents information (Continued)

The following table shows a detail of non-cash transactions occurred in the three-month periods ended September 30, 2013 and 2012:

	September 30, 2013	September 30, 2012
Non-cash activities:
Decrease in debt through an increase in shareholders´ equity	-	38
Increase in equity investments in subsidiaries, associates and joint venture through decrease in trade and other payables	-	20,903

Merger of subsidiary company
Assets
Property, plant and equipment	72	-
Trade and other receivables	69,149	-
Income tax credit	4,702	-
Investments in financial assets	297	-
Liabilities
Trade and other payables	(14,522)	-
Deferred income tax assets	6,963	-
Payroll and social security liabilities	(119)	-
Provisions	(218)	-
Net value of non-cash assets included as a result of the merger	66,324	-
Cash included as a result of merger	1,084	-
Net value of assets included as a result of the merger	67,408	-
Value as per the equity method prior to merger	67,408	-
Value included as a result of the merger	-	-

Alto Palermo S.A. (APSA)

Notes to the Unaudited Condensed Interim Separate Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for the publication in Argentina

16.	Trade and other payables

The following table shows the Company´s trade and other payables as of September 30, 2013 and June 30, 2013:

	September 30, 2013	June 30, 2013
Non-current
Admission rights	93,422	91,061
Rent and service payments received in advance	16,849	17,098
Guarantee deposits	827	942
Total non-current trade payables	111,098	109,101
Tax amnesty plan for payable taxes	14,392	14,393
Other income to be accrued	8,570	8,637
Total non-current other payables	22,962	23,030
Related parties (Note 30)	11,592	12
Total non-current trade and other payables	145,652	132,143
Current
Admission rights	88,742	85,439
Rent and service payments received in advance	75,229	75,873
Invoices to be received	52,244	47,386
Trade payables	24,963	20,837
Payments received in advance	35,370	29,098
Guarantee deposits	1,148	1,080
Total current trade payables	277,696	259,713
VAT payables	15,662	14,132
Withholding income tax	12,535	12,912
Tax amnesty plan for payable taxes	2,876	2,852
Dividends payable	2,502	4,393
Other tax payables	2,491	3,686
Other income to be accrued	266	266
Others	903	837
Total current other payables	37,235	39,078
Related parties (Note 30)	51,103	59,304
Total current trade and other payables	366,034	358,095
Total trade and other payables	511,686	490,238

Alto Palermo S.A. (APSA)

Notes to the Unaudited Condensed Interim Separate Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for the publication in Argentina

17.	Payroll and social security liabilities

The following table shows the Company´s payroll and social security liabilities as of September 30, 2013 and June 30, 2013:

	September 30, 2013	June 30, 2013
Current
Provision for vacation, bonuses and others	10,827	13,450
Social security payable	7,237	5,924
Total payroll and social security liabilities	18,064	19,374

18.	Provisions

The table below shows the movements in the Company's provisions categorized by type:

	Labor, legal and other claims	Investment in subsidiaries (*)	Total
At June 30, 2013	15,341	-	15,341
Additions as a result of the merger	218	-	218
Additions (Note 27)	1,571	22	1,593
Recoveries (Note 27)	(274)	-	(274)
Used during the period / year	(581)	-	(581)
At September 30, 2013	16,275	22	16,297

(*)     Correspond to investment in associates with negative equity. See Note 6.

The opening between current and non-current of total provisions is as follows:

	September 30, 2013	June 30, 2013
Non-current	11,851	10,391
Current	4,446	4,950
	16,297	15,341

Alto Palermo S.A. (APSA)

Notes to the Unaudited Condensed Interim Separate Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for the publication in Argentina

19.	Borrowings

						Book value
	Secured/ unsecured	Currency	Rate	Effective interest rate %	Nominal value	September 30, 2013	June 30, 2013
Non-current
APSA ON Series I due 2017 (Note 30)	Unsecured	USD	Fixed	7.875%	120,000	636,017	591,353
Seller financing Soleil Factory (i)	Secured	USD	Fixed	5%'	12,610	54,044	49,327
Syndicated loans (iii) (Note 30)	Unsecured	Ps.	Fixed	-	229,000	150,602	175,604
Finance lease obligations	Secured	USD	Fixed	7.50%	432	1,085	1,252
Banco Provincia de Buenos Aires loan (iv)	Unsecured	Ps.	Fixed	15.01%	29,000	15,990	19,163
Non-current borrowings						857,738	836,699
Related parties (Note 30)						21,990	77,279
Total non-current borrowings						879,728	913,978
Current
APSA ON Series I due 2017 (Note 30)	Unsecured	USD	Fixed	7.875%	120,000	19,074	5,520
Seller financing Soleil Factory (i)	Secured	USD	Fixed	5%	12,610	921	3,397
Seller financing - Arcos del Gourmet S.A. (ii)	Unsecured	USD	Fixed	11.69%	1,813	10,502	11,408
Banco Provincia de Buenos Aires loan (iv)	Unsecured	Ps.	Fixed	15.01%	29,000	12,865	9,625
Syndicated loans (iii) (Note 30)	Unsecured	Ps.	Fixed	-	229,000	76,597	51,005
Bank overdrafts (v)	Unsecured	Ps.	Floating	-	-	169,654	273,772
Finance lease obligations	Secured	USD	Fixed	7.50%	432	1,199	1,138
Current borrowings						290,812	355,865
Related parties (Note 30)						2,219	1,227
Total current borrowings						293,031	357,092
Total borrowings						1,172,759	1,271,070

(i)	Seller financing Soleil Factory (investment property) = Mortgage financing of USD 20.7 million at a fixed interest rate of 5% due in June 2017.
(ii)	Seller financing Arcos del Gourmet S.A. (intangible assets).
(iii)
On November 16, 2012, the Company subscribed a syndicated loan for Ps. 118,000. Principal will be payable in 9 quarterly consecutive installments and shall accrue interest at a rate of 15.01%. On June 12, 2013 the Company subscribes a new syndicated loan for Ps. 111,000. Principal will be payable in 9 quarterly consecutive installments and shall accrue interest at rate of 15.25%. Both loans have been entered into with various banking institutions, one of which is Banco Hipotecario (Note 30).

(iv)	On December 12, 2012, the Company subscribed a loan with Banco Provincia de Buenos Aires for Ps. 29 million. Principal will be repaid in 9 quarterly consecutive installments starting in December 2013.
(v)	Granted by diverse financial institutions. They accrue interest rates ranging from 16.75% to 19.5% annually, and are due within a maximum term of 3 months from the closing date of each fiscal year.

Alto Palermo S.A. (APSA)

Notes to the Unaudited Condensed Interim Separate Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for the publication in Argentina

20.	Derivative financial instruments

	September 30, 2013	June 30, 2013
Assets
Non-current
Purchase option of the shares of Arcos del Gourmet S.A.	2,000	-
Total Non-current	2,000	-

Current
Foreign-currency futures contracts	2,067	-
Total Current	2,067	-
Total assets	4,067	-

Liabilities
Current
Foreign-currency futures contracts	600	1,732
Total Current	600	1,732
Total liabilities	600	1,732

See information related to derivative financial instruments in Note 23 to the Unaudited Condensed Interim Consolidated Financial Statements.

21.	Current and deferred income tax

The detail of the provision for the Company’s income tax as of September 30, 2013 and 2012 are as follows:

	September 30, 2013	September 30, 2012
Current income tax	48,758	50,840
Deferred income tax	(3,289)	1,731
Income Tax	45,469	52,571
The legal tax rate for the Company is 35%.

Alto Palermo S.A. (APSA)

Notes to the Unaudited Condensed Interim Separate Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for the publication in Argentina

21.	Current and deferred income tax (Continued)

Deferred income tax (breakdown into assets and liabilities) during the period ended September 30, 2013 and the fiscal year ended June 30, 2013, is the following:

Deferred income tax assets	Tax loss carry-forward	Trade and other payables	Trading properties	Others	Total
At June 30, 2013	12,885	61,743	7,163	8,635	90,426
Charged / (credited) to the statement of income	(3,258)	2,143	2,199	1,719	2,803
Balances added as a result of the merger	3,171	-	-	87	3,258
At September 30, 2013	12,798	63,886	9,362	10,441	96,487

Deferred income tax liabilities	Investment properties	Investments	Trade and other receivables	Others	Total
At June 30, 2013	(91,012)	(49,813)	(37,435)	(2,290)	(180,550)
Charged / (credited) to the statement of income	1,513	(378)	(904)	255	486
Balances added as a result of the merger	-	-	3,705	-	3,705
At September 30, 2013	(89,499)	(50,191)	(34,634)	(2,035)	(176,359)

Below there is a reconciliation between the income tax recognized and that which would result from applying the prevailing tax rate on the Profit before income tax for the three month period ended September 30, 2013 and 2012:

	September 30, 2013	September 30, 2012
Results calculated at the tax rates in force	54,308	40,384
Tax effects of:
Non-deductible items	439	218
Share of profit of subsidiaries, associates and joint ventures	(9,546)	(4,147)
Others	268	16,116
Income Tax	45,469	52,571

Alto Palermo S.A. (APSA)

Notes to the Unaudited Condensed Interim Separate Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for the publication in Argentina

22.	Equity

See note 25 to the Unaudited Condensed Interim Consolidated Financial Statements.

23.	Revenues

For the three-month periods ended September 30, 2013 and 2012:

	September 30, 2013	September 30, 2012
Base rent	145,976	111,645
Expenses and collective promotion fund	124,237	95,299
Contingent rent	62,793	49,049
Admission rights	25,595	21,611
Parking fees	14,162	10,968
Averaging of scheduled rent escalation	4,614	6,703
Management fees	4,336	3,307
Others	796	650
Total rental and service income	382,509	299,232
Sale of trading properties	-	1,951
Total gain from disposal of trading properties	-	1,951
Other revenues from consumer financing	184	-
Total other revenues from consumer financing	184	-
Total revenue	382,693	301,183

24.	Costs

For the three-month periods ended September 30, 2013 and 2012:

	September 30, 2013	September 30, 2012
Service charge expense and other operating costs	160,391	129,214
Cost of property operations	160,391	129,214
Cost of sale of trading properties	709	929
Total cost of sale of trading properties	709	929
Other costs from consumer financing	96	-
Total other costs from consumer financing	96	-
Total costs (Note 25)	161,196	130,143

Alto Palermo S.A. (APSA)

Notes to the Unaudited Condensed Interim Separate Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for the publication in Argentina

25.	Expenses by nature

For the three-month period ended September 30, 2013:

	Costs
	Charges for services and other operating costs	Cost of sale of trading properties	Other costs from consumer financing	General and administrative expenses	Selling expenses	Total
Salaries, social security costs and other personnel administrative expenses	53,573	-	-	7,599	1,073	62,245
Maintenance, security, cleaning, repairs and others	35,642	441	-	199	25	36,307
Advertising and other selling expenses	24,189	-	-	-	761	24,950
Amortization and depreciation	23,085	-	-	135	18	23,238
Taxes, rates and contributions	13,272	33	-	23	8,472	21,800
Directors’ Fees	-	-	-	12,341	-	12,341
Fees and payments for services	5,013	-	93	2,536	276	7,918
Leases and expenses	3,317	235	-	410	33	3,995
Impairment of receivables (charge and recovery)	-	-	-	-	14	14
Other expenses	2,300	-	3	787	14	3,104
Total expenses by nature	160,391	709	96	24,030	10,686	195,912

Alto Palermo S.A. (APSA)

Notes to the Unaudited Condensed Interim Separate Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for the publication in Argentina

25.	Expenses by nature (Continued)

For the three-month period ended September 30, 2012:

	Costs
	Charges for services and other operating costs	Cost of sale of trading properties	General and administrative expenses	Selling expenses	Total
Salaries, social security costs and other personnel administrative expenses	39,838	31	1,298	1,074	42,241
Maintenance, security, cleaning, repairs and others	31,422	253	98	42	31,815
Advertising and other selling expenses	16,326	-	-	488	16,814
Amortization and depreciation	23,860	-	215	30	24,105
Taxes, rates and contributions	10,330	50	27	6,317	16,724
Directors’ Fees	-	-	9,824	-	9,824
Fees and payments for services	4,803	1	1,768	128	6,700
Leases and service charges	1,775	214	199	58	2,246
Impairment of receivables (charge and recovery)	-	-	-	1,748	1,748
Cost of sale of properties	-	380	-	-	380
Other expenses	860	-	656	21	1,537
Total expenses by nature	129,214	929	14,085	9,906	154,134

Alto Palermo S.A. (APSA)

Notes to the Unaudited Condensed Interim Separate Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for the publication in Argentina

26.	Employee costs

For the three-month periods ended September 30, 2013 and 2012:

	September 30, 2013	September 30, 2012
Salaries, bonuses and social security costs	57,555	40,873
Equity incentive plan cost (Note 29)	4,690	1,368
Employee costs	62,245	42,241

27.	Other operating results, net

For the three-month periods ended September 30, 2013 and 2012:

	September 30, 2013	September 30, 2012
Management fee	3,334	2,745
Lawsuits and other contingencies (Note 18)	(1,297)	(2,231)
Donations	(2,396)	(625)
Others	(373)	(196)
Total other operating results, net	(732)	(307)

28.	Financial results, net

For the three-month periods ended September 30, 2013 and 2012:

	September 30, 2013	September 30, 2012
Finance income:
- Interest income	8,843	3,538
- Foreign exchange	7,213	-
- Gain from repurchase of Non-Convertible Notes	-	42
Finance income	16,056	3,580
Finance costs
- Interest expense	(33,815)	(17,742)
- Foreign exchange	(52,011)	(27,830)
- Other finance costs	(4,783)	(4,891)
Subtotal financial costs	(90,609)	(50,463)
Less: Capitalized borrowing costs	6,390	775
Finance costs	(84,219)	(49,688)
Other finance results:
- Fair value result of financial assets at fair value through profit or loss	6,807	4,473
- Result from derivative financial instruments	3,199	(1,572)
Other finance income	10,006	2,901
Total financial results, net	(58,157)	(43,207)

Alto Palermo S.A. (APSA)

Notes to the Unaudited Condensed Interim Separate Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for the publication in Argentina

29.	Share-based payments

See description of Company´s share-based payments in Note 32 to the Unaudited Condensed Interim Consolidated Financial Statements.

30.	Related party transactions

During the normal course of business, the Group conducts transactions with different entities or parties related to it. An individual or legal entity is considered a related party where:

-
An entity, individual or close relative of such individual or legal entity exercises control, or joint control, or significant influence over the reporting entity, or is a member of the Board of Directors or the Senior Management of the entity or its controlling company.

-	An entity is a subsidiary, associate or joint venture of the entity or its controlling or controlled company.

The main transactions conducted with related parties are described in the annual Financial Statements for the fiscal year ended June 30, 2013.

Alto Palermo S.A. (APSA)

Note to the Unaudited Condensed Interim Separate Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for the publication in Argentina

30.           Related party transactions (Continued)

The following is a summary of the balances with related parties as of September 30, 2013:

Related party	Description of transaction	Non-current Financial assets at fair value through profit or loss	Current Financial assets at fair value through profit or loss	Non-current Trade and other receivables	Current Trade and other receivable	Non-current Trade and other payables	Current Trade and other payables	Non-current Borrowings	Current Borrowings	Current Derivative financial instruments
Direct parent company
IRSA Inversiones y	Reimbursement of expenses	-	-	-	72	-	(3,344)	-	-	-
Representaciones	Borrowings	-	-	-	70,328	-	-	-	-	-
Sociedad Anónima (IRSA)	Non-Convertible notes	15,460	182	-	-	-	-	-	-	-
Total direct parent company		15,460	182	-	70,400	-	(3,344)	-	-	-

Direct parent company of IRSA
Cresud S.A.C.I.F. y A.	Reimbursement of expenses	-	-	-	-	-	(10,825)	-	-	-
	Corporate Services	-	-	-	-	-	(17,749)	-	-	-
	Share-based payments	-	-	-	538	-	-	-	-	-
Total direct parent company of IRSA		-	-	-	538	-	(28,574)	-	-	-

Associates of APSA
Tarshop S.A.	Reimbursement of expenses	-	-	-	1,693	-	-	-	-	-
	Leases and/or rights of spaces use…					(237)	(153)
Total associates of APSA		-	-	-	1,693	(237)	(153)	-	-	-

Joint venture of APSA
Nuevo Puerto Santa Fe S.A.	Reimbursement of expenses	-	-	-	200	-	-	-	-	-
	Leases’ collections	-	-	-	-	-	(13)	-	-	-
	Management fees	-	-	-	690	-	-	-	-	-
	Leases and/or rights of use	-	-	-	-	-	(197)	-	-	-
Quality Invest S.A.	Management fees	-	-	-	23	-	-	-	-	-
	Reimbursement of expenses	-	-	-	50	-	-	-	-	-
Total Joint venture of APSA		-	-	-	963	-	(210)	-	-	-

Subsidiaries of IRSA
Llao Llao Resorts S.A.	Hotel Services	-	-	-	728	-	-	-	-	-
Nuevas Fronteras S.A	Reimbursement of expenses	-	-	-	28	-	(90)	-	-	-
Solares de Santa María S.A.	Reimbursement of expenses	-	-	-	5	-	-	-	-	-
Puerto Retiro S.A.	Reimbursement of expenses	-	-	-	2	-	-	-	-	-
Baicom Networks S.A.	Reimbursement of expenses	-	-	-	2	-	-	-	-	-
IRSA International LLC	Reimbursement of expenses	-	-	-	72	-	-	-	-	-
E-Commerce Latina S.A.	Reimbursement of expenses	-	-	-	1	-	-	-	-	-
Total subsidiaries of IRSA		-	-	-	838	-	(90)	-	-	-

Alto Palermo S.A. (APSA)

Note to the Unaudited Condensed Interim Separate Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for the publication in Argentina

30.           Related party transactions (Continued)

Related party	Description of transaction	Non-current Financial assets at fair value through profit or loss	Current Financial assets at fair value through profit or loss	Non-current Trade and other receivables	Current Trade and other receivables	Non-current Trade and other payables	Current Trade and other payables	Non-current Borrowings	Current Borrowings	Current Derivative financial instruments
Subsidiaries of Cresud
Futuros y Opciones.Com S.A.	Reimbursement of expenses	-	-	-	77	-	(9)	-	-	-
FyO Trading S.A.	Reimbursement of expenses	-	-	-	2	-	-	-	-	-
Total parent company		-	-	-	79	-	(9)	-	-	-

Subsidiaries of APSA
Arcos del Gourmet S.A.	Reimbursement of expenses	-	-	-	868	-	-	-	-	-
	Management fees	-	-	-	9,814	-	-	-	-	-
Conil S.A.	Reimbursement of expenses	-	-	-	24	-	-	-	-	-
Emprendimiento Recoleta S.A.	Reimbursement of expenses	-	-	-	806	-	-	-	-	-
	Management fees	-	-	-	74	-	-	-	-	-
	Leases’ collections	-	-	-	-	-	(888)	-	-	-
	Leases and/or rights of use	-	-	-	-	-	(151)	-	-	-
	Non-Convertible notes	-	-	-	-	-	-	(759)	(23)	-
Fibesa S.A.	Reimbursement of expenses	-	-	-	119	-	(147)	-	-	-
	Leases and/or rights of use	-	-	-	1,967	-	-	-	-	-
	Leases’ collections	-	-	-	47	-	-	-	-	-
	Share-based payments	-	-	-	324	-	-	-	-	-
	Management fees	-	-	-	67	-	-	-	-	-
	Borrowings	-	-	-	-	-	-	(21,990)	(1,647)	-
	Purchase of shares	-	-	-	-	-	(1,865)	-	-	-
Panamerican Mall S.A.	Reimbursement of expenses	-	-	-	3,411	-	(11)	-	-	-
	Leases and/or rights of use	-	-	-	-	-	(548)	-	-	-
	Management fees	-	-	-	1,489	-	-	-	-	-
	Leases’ collections	-	-	-	-	-	(3,207)	-	-	-
	Non-Convertible notes	-	-	-	-	-	-	(1,269)	(39)	-
	Borrowings	-	-	-	-	-	-	-	(572)	-
Shopping Neuquén S.A.	Reimbursement of expenses	-	-	-	47	-	-	-	-	-
	Borrowings	-		20,743	-	-	-	-	-	-
Torodur S.A.	Borrowings	-	-	5,382	-	-	-	-	-	-
	Reimbursement of expenses	-	-	-	38	-	-	-	-	-
Total subsidiaries of APSA		-	-	26,125	19,095	-	(6,817)	(24,018)	(2,281)	-

Associates of IRSA
Banco Hipotecario S.A.	Reimbursement of expenses	-	-	-	-	-	(232)	-	-	-
	Leases and/or rights of use	-	-	-	1,847	-	-	-	-	-
	Borrowings	-	-	-	-	-	-	(30,557)	(14,746)	-
	Foreign-currency futures contracts	-	-	-	-	-	-	-	-	(600)
Total associate of IRSA		-	-	-	1,847	-	(232)	(30,557)	(14,746)	(600)

Joint venture of IRSA				-
Cyrsa S.A.	Reimbursement of expenses	-	-	-	51	-	-	-	-	-
Total Joint venture of IRSA		-	-	-	51	-	-	-	-	-

Alto Palermo S.A. (APSA)

Note to the Unaudited Condensed Interim Separate Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for the publication in Argentina

30.           Related party transactions (Continued)

		Non-current Financial assets at fair value through profit or loss	Current Financial assets at fair value through profit or loss	Non-current Trade and other receivables	Current Trade and other receivables	Non-current Trade and other payables	Current Trade and other payables	Non-current Borrowings	Current Borrowings	Current Derivative financial instruments
Other related parties
Boulevard Norte S.A.	Reimbursement of expenses	-	-	-	42	-	-	-	-	-
Consultores Asset Management S.A. (CAMSA)	Reimbursement of expenses	-	-	-	85	-	(5)	-	-	-
Estudio Zang, Bergel & Viñes	Legal services	-	-	-	10	-	(382)	-	-	-
Fundación Museo de los Niños	Reimbursement of expenses	-	-	-	99	-	(5)	-	-	-
	Leases and/or rights of use	-	-	-	885	-	-	-	-	-
Fundación IRSA	Reimbursement of expenses	-	-	-	14	-	-	-	-	-
Inversiones Financieras del Sur	Reimbursement of expenses	-	-	-	-	-	(4)	-	-	-
Total other related parties		-	-	-	1,135	-	(396)	-	-	-

Directors
Directors	Fees	-	-	-	-	(11,343)	(11,173)	-	-	-
	Reimbursement of expenses	-	-	-	-	-	(105)	-	-	-
	Guarantee deposits	-	-	-	-	(12)	-	-	-	-
Total directors		-	-	-	-	(11,355)	(11,278)	-	-	-
Total		15,460	182	26,125	96,639	(11,592)	(51,103)	(54,575)	(17,027)	(600)

Alto Palermo S.A. (APSA)

Note to the Unaudited Condensed Interim Separate Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for the publication in Argentina

30.           Related party transactions (Continued)

The following is a summary of the balances with related parties as of June 30, 2013:

Related party	Description of transaction	Non-current trade and other receivables	Current Trade and other receivables	Non-current Trade and other payables	Current Trade and other payables	Non-current Borrowings	Current Borrowings
Direct parent company
IRSA Inversiones y Representaciones	Reimbursement of expenses	-	72	-	(4,440)	-	-
Sociedad Anónima (IRSA)	Borrowings	-	64,533	-	-	-	-
	Leases’ collections	-	311	-	-	-	-
Total direct parent company		-	64,916	-	(4,440)	-	-

Direct parent company of IRSA
Cresud S.A.C.I.F. y A.	Reimbursement of expenses	-	-	-	(10,431)	-	-
	Corporate services	-	-	-	(25,424)	-	-
	Share-based payments	-	538	-	-	-	-
Total direct parent company of IRSA		-	538	-	(35,855)	-	-

Associates of APSA
Tarshop S.A.	Reimbursement of expenses	-	195	-	(1)	-	-
Total associates of APSA		-	195	-	(1)	-	-

Joint venture of APSA
Nuevo Puerto Santa Fe S.A.	Reimbursement of expenses	-	272	-	(92)	-	-
	Leases’ collections	-	-	-	(13)	-	-
	Management fees	-	629	-	-	-	-
Quality Invest S.A.	Management fees	-	46	-	-	-	-
	Reimbursement of expenses	-	51	-	-	-	-
	Borrowings	-	500	-	-	-	-
Total Joint venture of APSA		-	1,498	-	(105)	-	-

Subsidiaries of IRSA.
Llao Llao Resorts S.A.	Hotel Services	-	845	-	-	-	-
Nuevas Fronteras S.A	Reimbursement of expenses	-	28	-	(63)	-	-
Solares de Santa María S.A.	Reimbursement of expenses	-	5	-	-	-	-
Puerto Retiro S.A.	Reimbursement of expenses	-	2	-	-	-	-
Baicom Networks S.A.	Reimbursement of expenses	-	2	-	-	-	-
IRSA International LLC	Reimbursement of expenses	-	67	-	-	-	-
Canteras Natal Crespo S.A.	Reimbursement of expenses	-	1	-	-	-	-
E-Commerce Latina S.A.	Reimbursement of expenses	-	1	-	-	-	-
Total subsidiaries of IRSA		-	951	-	(63)	-	-

Alto Palermo S.A. (APSA)

Note to the Unaudited Condensed Interim Separate Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for the publication in Argentina

30.           Related party transactions (Continued)

Related party	Description of transaction	Non-current Trade and other receivables	Current Trade and other receivables	Non-current Trade and other payables	Current Trade and other payables	Non-current Borrowings	Current Borrowings
Subsidiaries of Cresud
Futuros y Opciones.Com S.A.	Reimbursement of expenses	-	36	-	(6)	-	-
FyO Trading S.A.	Reimbursement of expenses	-	9	-	-	-	-
Total parent company		-	45	-	(6)	-	-

Subsidiaries of APSA
Arcos del Gourmet S.A.	Reimbursement of expenses	-	667	-	-	-	-
	Management fees	-	8,694	-	-	-	-
Apsamedia S.A. (*)	Reimbursement of expenses	-	121	-	(69)	-	-
	Leases and/or rights of use	-	7,794	-	-	-	-
	Borrowings	-	-	-	-	(55,289)	-
Conil S.A.	Reimbursement of expenses	-	25	-	-	-	-
	Leases’ collections	-	-	-	(16)	-	-
Emprendimiento Recoleta S.A.	Reimbursement of expenses	-	1,459	-	-	-	-
	Management fees	-	74	-	-	-	-
	Leases’ collections	-	-	-	(900)	-	-
	Non-Convertible notes	-	-	-	-	(706)	(8)
Fibesa S.A.	Reimbursement of expenses	-	378	-	-	-	-
	Leases and/or rights of use	-	1,376	-	(4)	-	-
	Share-based payments	-	324	-	-	-	-
	Management fees	-	17	-	-	-	-
	Borrowings	-	-	-	-	(21,990)	(700)
	Purchase of shares	-	-	-	(1,865)	-	-
Panamerican Mall S.A.	Reimbursement of expenses	-	4,094	-	-	-	-
	Management fees	-	1,573	-	-	-	-
	Leases’ collections	-	-	-	(3,622)	-	-
	Non-Convertible notes	-	-	-	-	(1,180)	(13)
	Borrowings	-	-	-	-	-	(527)
Shopping Neuquén S.A.	Reimbursement of expenses	-	52	-	-	-	-
	Borrowings	19,941	-	-	-	-	-
Torodur S.A.	Borrowings	3,294	-	-	-	-	-
	Reimbursement of expenses	-	40	-	-	-	-
Total subsidiaries of APSA		23,235	26,688	-	(6,476)	(79,165)	(1,248)

Associates of IRSA
Banco Hipotecario S.A.	Reimbursement of expenses	-	299	-	(281)	-	-
	Leases and/or right of use	-	1	-	-	-	-
	Borrowings	-	-	-	-	(35,557)	(9,738)
Total associate of IRSA		-	300	-	(281)	(35,557)	(9,738)

Joint venture of IRSA
Cyrsa S.A.	Reimbursement of expenses	-	84	-	(59)	-	-
Total Joint venture of IRSA		-	84	-	(59)	-	-

Alto Palermo S.A. (APSA)

Note to the Unaudited Condensed Interim Separate Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for the publication in Argentina

30.           Related party transactions (Continued)

		Non-current Trade and other receivables	Current Trade and other receivables	Non-current Trade and other payables	Current Trade and other payables	Non-current Borrowings	Current Borrowings
Other related parties
Boulevard Norte S.A.	Reimbursement of expenses	-	29	-	-	-	-
Consultores Asset Management S.A. (CAMSA)	Reimbursement of expenses	-	88	-	(6)	-	-
Estudio Zang, Bergel & Viñes	Legal services	-	10	-	(437)	-	-
Fundación Museo de los Niños	Reimbursement of expenses	-	133	-	(11)	-	-
	Leases and/or rights of use	-	902	-	-	-	-
Fundación IRSA	Reimbursement of expenses	-	13	-	-	-	-
Inversiones Financieras del Sur	Reimbursement of expenses	-	-	-	(3)	-	-
Total other related parties		-	1,175	-	(457)	-	-

Directors
Directors	Fees	-	-	-	(11,492)	-	-
	Reimbursement of expenses	-	-	-	(69)	-	-
	Guarantee deposits	-	-	(12)	-	-	-
Total directors		-	-	(12)	(11,561)	-	-
Total		23,235	96,390	(12)	(59,304)	(114,722)	(10,986)

(*)     As from July 1, 2013, the Company was merged into APSA. See Note 2.4..

Alto Palermo S.A. (APSA)

Note to the Unaudited Condensed Interim Separate Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for the publication in Argentina

30.           Related party transactions (Continued)

The following is a summary of the results and transactions with related parties for the three-month period ended September 30, 2013:

Related Party	Leases and/or rights of use	Fees	Corporate Services	Financial operations	Donations	Letting fees
Direct parent company
IRSA Inversiones y Representaciones Sociedad Anónima	(1,180)	-	-	5,915	-	-
Total direct parent company	(1,180)	-	-	5,915	-	-

Direct parent company of IRSA
Cresud S.A.C.I.F. y A.	-	-	(20,245)	-	-	-
Total direct parent company of IRSA	-	-	(20,245)	-	-	-

Subsidiaries of APSA
Emprendimientos Recoleta S.A.	(88)	180	-	(66)	-	-
Panamerican Mall S.A.	(956)	2,015	-	(159)	-	-
Arcos del Gourmet S.A.	-	926	-	-	-	-
Fibesa S.A.	-	41	-	(947)	-	(52)
Conil S.A.	(90)	-	-	-	-	-
Torodur S.A.	-	-	-	428	-	-
Shopping Neuquén S.A.	-	-	-	803	-	-
Total subsidiaries of APSA	(1,134)	3,162	-	59	-	(52)

Associates of APSA
Tarshop S.A.	728	-	-	-	-	-
Total associates of APSA	728	-	-	-	-	-

Other related parties
Estudio Zang, Bergel & Viñes	-	(335)	-	-	-	-
Fundación IRSA	-	-	-	-	(550)	-
Hamonet S.A.	(28)	-	-	-	-	-
Isaac Elsztain e Hijos S.A.	(53)	-	-	-	-	-
Total other related parties	(81)	(335)	-	-	(550)	-

Directors
Directors	-	(12,341)	-	-	-	-
Total directors	-	(12,341)	-	-	-	-

Joint Ventures of APSA
Quality Invest S.A.	-	54	-	-	-	-
Nuevo Puerto Santa Fe S.A.	(126)	117	-	-	-	-
Total Joint Ventures of APSA	(126)	171	-	-	-	-

Associates of IRSA
Banco Hipotecario	102	-	-	(838)	-	-
Total associates of IRSA	102	-	-	(838)	-	-
	(1,691)	(9,343)	(20,245)	5,136	(550)	(52)

Alto Palermo S.A. (APSA)

Note to the Unaudited Condensed Interim Separate Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for the publication in Argentina

30.           Related party transactions (Continued)

The following is a summary of the results and transactions with related parties for the three-month period ended September 30, 2012:

Related Party	Leases and/or rights of use	Fees	Corporate Services	Financial operations	Donations	Letting fees
Direct parent company
IRSA Inversiones y Representaciones Sociedad Anónima	(1,384)	-	-	(9,021)	-	-
Total direct parent company	(1,384)	-	-	(9,021)	-	-

Direct parent company of IRSA
Cresud S.A.C.I.F. y A.	-	-	(16,597)	-	-	-
Total direct parent company of IRSA	-	-	(16,597)	-	-	-

Subsidiaries of APSA
Emprendimientos Recoleta S.A.	-	180	-	-	-	-
Panamerican Mall S.A.	-	1,658	-	-	-	-
Arcos del Gourmet S.A.	-	726	-	-	-	-
Fibesa S.A.	-	41	-	(596)	-	19
Apsamedia S.A. (*)	4,101	-	-	(1,395)	-	-
Torodur S.A.	-	-	-	1,037	-	-
Shopping Neuquén S.A.	-	-	-	119	-	-
Total Subsidiaries of APSA	4,101	2,605	-	(835)	-	19

Associates of APSA
Tarshop S.A.	128	-	-	-	-	-
Total Associates of APSA	128	-	-	-	-	-

Other related parties
Estudio Zang, Bergel & Viñes	-	(183)	-	-	-	-
Fundación IRSA	-	-	-	-	(384)	-
Hamonet S.A.	(23)	-	-	-	-	-
Isaac Elsztain e hijos S.C.A.	(44)	-	-	-	-	-
Total Other related parties	(67)	(183)	-	-	(384)	-

Directors
Directors	-	(9,824)	-	-	-	-
Total Directors	-	(9,824)	-	-	-	-

Joint Ventures of APSA
Quality Invest S.A.	-	54	-	25	-	-
Nuevo Puerto Santa Fe S.A.	-	86	-	-	-	-
Total Joint Ventures of APSA	-	140	-	25	-	-

Associate of IRSA
Banco Hipotecario S.A.	83	-	-	-	-	-
Total Associate of IRSA	83	-	-	-	-	-
	2,861	(7,262)	(16,597)	(9,831)	(384)	19

(*)           As from July 1, 2013, the Company was merged into APSA. See Note 2.4..

Alto Palermo S.A. (APSA)

Note to the Unaudited Condensed Interim Separate Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for the publication in Argentina

31.	Negative working capital

At the end of the period, the Company has negative working capital. This situation is presently being considered by the Company´s Board of Directors and Management.

32.	Special Reserve

Pursuant to CNV General Ruling No. 609/12, the Company set up a special reserve reflecting the positive difference between the balance at the beginning of retained earnings disclosed in the first financial statements prepared according to IFRS and the balance at closing of retained earnings disclosed in the last financial statements prepared in accordance with previously effective accounting standards. This reserve may not be used to make distributions in kind or in cash, and may only be reversed to be capitalized, or otherwise to absorb potential negative balances in Retained Earnings. See Note 34 to the interim condensed consolidated financial statements.

33.	Subsequent events

The Ordinary and Extraordinary Shareholder’s Meeting held on October 31, 2013 unanimously agreed to adjourn the meeting until November 28, 2013 to discuss the pre-merger commitment with Apsamedia S.A.

See other subsequent events in Note 34 to the Unaudited Condensed Interim Consolidated Financial Statements.

Alto Palermo S.A. (APSA)

Information required by Section 68 of the Buenos Aires Stock Exchange Regulations
Unaudited Condensed Interim Statement of Financial Position as of September 30, 2013
Stated in thousands of pesos
Free translation from the original prepared in Spanish for publication in Argentina

1.	Specific and significant legal systems that imply contingent lapsing or rebirth of benefits envisaged by such provisions.

None.

2.
Significant changes in the Company´s activities or other similar circumstances that occurred during the fiscal years included in the financial statements, which affect their comparison with financial statements filed in previous fiscal years, or that could affect those to be filed in future fiscal years.

See Note 2.1.

3.	Receivables and liabilities by maturity date.

Items		Falling due	Without term	Without term	To be due
		September 30, 2013	Current	Non-current	Up to 3 months	From 3 to 6 months	From 6 to 9 months	From 9 to 12 months	From 1 to 2 years	From 2 to 3 years	From 3 to 4 years	From 4 years	Total
Receivables	Trade and other receivables	24,172	839	-	369,687	47,352	21,546	10,807	38,029	12,711	12,168	11,888	549,199
	Total	24,172	839	-	369,687	47,352	21,546	10,807	38,029	12,711	12,168	11,888	549,199
Liabilities	Trade and other payable	18,271	-	-	254,009	38,910	30,350	24,494	76,873	30,683	21,667	16,429	511,686
	Short term and long term debt	-	-	-	208,535	16,917	29,296	38,283	136,463	53,205	690,060	-	1,172,759
	Provisions	-	4,446	11,851	-	-	-	-	-	-	-	-	16,297
	Salaries and social security payable	-	-	-	9,468	6,044	-	2,552	-	-	-	-	18,064
	Income tax liability and Deferred Income Tax	-	-	79,872	21,454	-	-	-	44,227	-	-	-	145,553
	Total	18,271	4,446	91,723	493,466	61,871	59,646	65,329	257,563	83,888	711,727	16,429	1,864,359

Alto Palermo S.A. (APSA)

Information required by Section 68 of the Buenos Aires Stock Exchange Regulations
Unaudited Condensed Interim Statement of Financial Position as of September 30, 2013
Stated in thousands of pesos
Free translation from the original prepared in Spanish for publication in Argentina

4.a.	Breakdown of accounts receivable and liabilities by currency and maturity.

		Current			Non-current			Totals
Items		Local currency	Foreign currency	Total	Local currency	Foreign currency	Total	Local currency	Foreign currency	Total
Receivables	Trade and other receivables	473,341	1,062	474,403	66,327	8,469	74,796	539,668	9,531	549,199
	Total	473,341	1,062	474,403	66,327	8,469	74,796	539,668	9,531	549,199
Liabilities	Trade and other payable	342,685	23,349	366,034	145,652	-	145,652	488,337	23,349	511,686
	Short term and long term debt	266,671	26,360	293,031	189,668	690,060	879,728	456,339	716,420	1,172,759
	Salaries and social security payable	18,064	-	18,064	-	-	-	18,064	-	18,064
	Provisions	4,446	-	4,446	11,851	-	11,851	16,297	-	16,297
	Income tax liability and Deferred Income Tax	21,454	-	21,454	124,099	-	124,099	145,553	-	145,553
	Total	653,320	49,709	703,029	471,270	690,060	1,161,330	1,124,590	739,769	1,864,359

4.b.	Breakdown of accounts receivable and liabilities by adjustment clause.

At September 30, 2013 there are not receivable and liabilities subject to adjustment clause.

Alto Palermo S.A. (APSA)

Information required by Section 68 of the Buenos Aires Stock Exchange Regulations
Unaudited Condensed Interim Statement of Financial Position as of September 30, 2013
Stated in thousands of pesos
Free translation from the original prepared in Spanish for publication in Argentina

4.c.	Breakdown of accounts receivable and liabilities by interest clause.

Items		Current				Non-current
		Accruing interest		Non-Accruing		Accruing interest		Non-Accruing		Accruing interest		Non- Accruing
		Fixed rate	Variable rate	interest	Subtotal	Fixed rate	Floating rate	interest	Subtotal	Fixed rate	Floating rate	interest	Total
Receivables	Trade and other receivables	75,451	-	398,952	474,403	28,870	-	45,926	74,796	104,321	-	444,878	549,199
	Total	75,451	-	398,952	474,403	28,870	-	45,926	74,796	104,321	-	444,878	549,199
Liabilities	Trade and other payable	3,191	-	362,843	366,034	14,393	-	131,259	145,652	17,584	-	494,102	511,686
	Short term and long term debt	121,157	169,654	2,220	293,031	858,477	-	21,251	879,728	979,634	169,654	23,471	1,172,759
	Salaries and social security payable	-	-	18,064	18,064	-	-	-	-	-	-	18,064	18,064
	Provisions	-	-	4,446	4,446	-	-	11,851	11,851	-	-	16,297	16,297
	Income tax liability and Deferred Income Tax	-	-	21,454	21,454	-	-	124,099	124,099	-	-	145,553	145,553
	Total	124,348	169,654	409,027	703,029	872,870	-	288,460	1,161,330	997,218	169,654	697,487	1,864,359

Alto Palermo S.A. (APSA)

Information required by Section 68 of the Buenos Aires Stock Exchange Regulations
Unaudited Condensed Interim Statement of Financial Position as of September 30, 2013
Stated in thousands of pesos
Free translation from the original prepared in Spanish for publication in Argentina

5.	Related parties.

a.	Interest in related parties.

Name of parent Company	Place of business / country of incorporation	Main activity (*)	% of ownership interest held by the Group
Equity interest:
Arcos del Gourmet S.A.	Argentina	Real estate investment	90%
Conil S.A.	Argentina	Real estate investment	100%
Emprendimiento Recoleta S.A.	Argentina	Real estate investment	53.68%
Fibesa S.A.	Argentina	Real estate investment	99.999%
Panamerican Mall S.A.	Argentina	Real estate investment	80.00%
Shopping Neuquén S.A.	Argentina	Real estate investment	99.07%
Investment companies:
Torodur S.A.	Uruguay	Investment	100%

b.	Related parties debit/credit balances. See Note 28.

6.	Borrowings to directors.

See Note 30.

7.	Inventories.

In view of the nature of the inventories, no physical inventories are performed and there are no slow turnover assets.

8.	Current values.

See Note 2.

9.	Appraisal revaluation of fixed assets.

None.

10.	Obsolete unused fixed assets.

None.

Alto Palermo S.A. (APSA)

Information required by Section 68 of the Buenos Aires Stock Exchange Regulations
Unaudited Condensed Interim Statement of Financial Position as of September 30, 2013
Stated in thousands of pesos
Free translation from the original prepared in Spanish for publication in Argentina

11.	Equity interest in other companies in excess of that permitted by section 31 of law N° 19,550.

None.

12.	Recovery values.

See Note 2.

13.	Insurances.

Real Estate	Insured amounts	Accounting values	Risk covered
Abasto	190,031	130,833	Fire, full risk and dismissed profit
Alto Palermo	185,190	84,483	Fire, full risk and dismissed profit
Mendoza Plaza	63,552	69,469	Fire, full risk and dismissed profit
Paseo Alcorta	81,891	56,364	Fire, full risk and dismissed profit
Alto Avellaneda	132,675	47,205	Fire, full risk and dismissed profit
Alto Rosario	83,506	69,309	Full risk, construction and assembly
Patio Bullrich	64,951	69,569	Fire, full risk and dismissed profit
Córdoba Shopping – Villa Cabrera	33,793	56,494	Fire, full risk and dismissed profit
Alto Noa	35,355	13,964	Fire, full risk and dismissed profit
Soleil Factory	27,686	92,992	Fire, full risk and dismissed profit
Patio Olmos	239	30,272	Fire, full risk and dismissed profit
SUBTOTAL	898,869	720,954
Unique policy	15,000	-	Third party liability

The insurance amounts not include the land value and correspond to the reconstruction value of the building.

In our opinion, the above-described policies adequately cover current risks.

14.	Allowances and provisions that, taken individually or as a whole, exceed 2% of the shareholder´s equity.

None.

15.	Contingent situations at the date of the financial statements which probabilities are not remote and the effects on the Company´s financial position have not been recognized.

Not applicable.

16.	Status of the proceedings leading to the capitalization of irrevocable contributions towards future subscriptions.

Not applicable.

Alto Palermo S.A. (APSA)

Information required by Section 68 of the Buenos Aires Stock Exchange Regulations
Unaudited Condensed Interim Statement of Financial Position as of December 31, 2012
Stated in thousands of pesos
Free translation from the original prepared in Spanish for publication in Argentina

17.	Unpaid accumulated dividends on preferred shares.

None.

18.	Restrictions on distributions of profits.

According to the Argentine laws, 5% of the profit of the year is separated to constitute legal reserves until they reach legal capped amounts (20% of total capital). These legal reserves are not available for dividend distribution.

In addition, according to CNV General Resolution No. 609/12, a special reserve was constituted which could not be released to make distributions in cash or in kind. See Note 25 to the Unaudited Condensed Interim Consolidated Financial Statements.

Alto Palermo S.A. (APSA)

Business Highlights as of September 30, 2013
(In thousands of Argentine Pesos)

1.	Brief comments on the Company’s activities during the period, including references to significant situations occurred after the end of the period.

See  attached file.

2.	Consolidated Shareholders’ equity structure as compared with the same period of previous year.

	09.30.13	09.30.12
Current assets	970,044	653,952
Non-current assets	2,188,377	1,993,848
Total	3,158,421	2,647,800
Current liabilities	791,721	529,449
Non-current liabilities	1,233,035	1,074,779
Subtotal	2,024,756	1,604,228
Minority interest	170,356	155,517
Equity	963,309	888,055
Total	3,158,421	2,647,800

3.	Consolidated income structure as compared with the same period of previous year.

	09.30.13	09.30.12
Operating result	215,730	164,264
Share of profit of associates and joint ventures	2,597	1,512
Profit Before Financing and Taxation	218,327	165,776
Finance income	21,586	8,163
Finance cost	(85,816)	(49,589)
Other finance income	29,159	6,031
Financial results, net	(35,071)	(35,395)
Profit before income tax	183,256	130,381
Income Tax	(65,096)	(62,400)
Net income for the Period	118,160	67,981

Attributable to:
Equity holders of the parent	109,696	62,811
Non-Controlling Interest	8,464	5,170

Alto Palermo S.A. (APSA)

Business Highlights as of September 30, 2013
(In thousands of Argentine Pesos)

4.	Statistical data as compared with the same period of previous year.

Not applicable.

5.	Key ratios as compared with the same period of previous year.

	09.30.13		09.30.12
Liquidity
Current assets	970,044	=1.23	653,952	=1.24
Current liabilities	791,721		529,449

Debt
Total liabilities	2,024,756	=2.10	1,604,228	=1.81
Shareholders´ Equity	963,309		888,055

Solvency
Shareholders´ Equity	963,309	=0.48	888,055	=0.55
Total liabilities	2,024,756		1,604,228

Non-Current Assets to total Assets
Non-Current Assets	2,188,377	=0.69	1,993,848	=0.75
Total assets	3,158,421		2,647,800

Free translation from the original prepared in Spanish for publication in Argentina

Limited Review Report

To the Shareholders, President and Board of Directors of

Alto Palermo S.A. (APSA)

C.U.I.T.: 30-52767733-1

Legal address: Moreno 877 - 22° floor - Autonomous City of Buenos Aires

1.
We have reviewed the accompanying unaudited condensed interim separate statement of financial position of Alto Palermo S.A. (APSA) as of September 30, 2013, and the related unaudited condensed interim separate statements of comprehensive income, unaudited condensed interim separate statements of changes of shareholders’ equity for the three-month period ended September 30, 2013 and unaudited condensed interim separate statements of cash flows for the three-month period ended September 30, 2013 and selected explanatory notes. The balances and other information corresponding to the fiscal year ended June 30, 2013 and the interim periods within that fiscal period are an integral part of these financial statements and, therefore, they should be considered in relation to these financial statements.

2.
The Board of Directors of the Company is responsible for the preparation and presentation of these unaudited condensed interim separate financial statements in accordance with professional accounting standards of Technical Pronouncement No. 26 of the Argentine Federation of Professional Councils in Economic Sciences added by the National Securities Commission to its regulations. Those standards differ from the International Financial Reporting Standards and, especially, from the International Accounting Standard No 34 "Interim Financial Reporting" (IAS 34) approved by the International Accounting Standard Board and used for the preparation of the unaudited condensed interim consolidated financial statements of Alto Palermo S.A. (APSA) with its subsidiary. Our responsibility is to express a conclusion based on the review that we have performed with the scope detailed in paragraph 3.

3.
We conducted our review in accordance with Technical Resolution No. 7 issued by the FACPCE for a review of interim financial statements. A review of interim financial statements consists principally of applying analytical procedures and making inquiries of persons responsible for financial and accounting matters. It is substantially less in scope than an audit, the objective of which is to express an opinion regarding the financial statements taken as a whole. Accordingly, we do not express such an opinion.

Free translation from the original prepared in Spanish for publication in Argentina

Limited Review Report (Continued)

4.
Nothing came to our attention as a result of our review that caused us to believe that these unaudited condensed interim separate financial statements have not been prepared in all material respects in accordance with Technical Pronouncement No. 26 of the FACPCE for separate financial statements of a parent company.

5.	In accordance with current regulations, we hereby inform that :

a)
the unaudited condensed interim separate financial statements of Alto Palermo S.A. (APSA) are recorded in the "Inventory and Balance Sheet Book" and carried in all formal respects in conformity with legal requirements, and comply, as regards those matters that are within our competence, with the provisions set forth in the Commercial Companies Law and the corresponding resolutions of the National Securities Commission;

b)	the unaudited condensed interim separate financial statements of Alto Palermo S.A. (APSA) arise from accounting records carried in all formal respects in accordance with applicable legal provisions;

c)
we have read the Additional Information to the notes to the unaudited condensed interim separate financial statements required by Article 68 of the Buenos Aires Stock Exchange Regulations, on which, as regards those matters that are within our competence, we have no observations to make;

d)
at September 30, 2013, the debt of Alto Palermo S.A. (APSA) owed in favor of the Argentine Integrated Pension System which arises from accounting records and submissions amounted to Ps. 4,134,157, which was not callable at that date.

Autonomous City of Buenos Aires, November 11, 2013

PRICE WATERHOUSE & Co. S.R.L. (Partner) C.P.C.E.C.A.B.A. Tº 1 Fº 17 Eduardo A. Loiácono Public Accountant (U.B.A.) C.P.C.E.C.A.B.A. Tº 326 Fº 94	ABELOVICH, POLANO & ASOCIADOS S.R.L. (Partner) C.P.C.E.C.A.B.A. Tº 1 Fº 30 Marcelo Héctor Fuxman Public Accountant (U.B.A.) C.P.C.E.C.A.B.A. Tº 134 Fº 85

APSA Alto Palermo Sociedad Anónima

Summary as of September 30, 2013

I.	Brief comments on the Group’s activities during the period, including references to significant events occurred after the end of the period.

                                  Consolidated Results*
in ARS MM	IQ 14	IQ 13	var (ARS)	(%) var
Revenues	458.6	360.7	97.9	27.1%
Operating Income	215.7	164.3	51.4	31.3%
Depreciation and Amortization	31.0	32.2	(1.2)	(3.7)%
EBITDA	246.7	196.5	50.2	25.5%
Net Income	118.2	68.0	50.2	73.8%
   *Figures match the Comprehensive Income Statement (interests in joint businesses are excluded)

„	Revenues for the first quarter of fiscal year 2014 increased by 27.1% compared to the same quarter of 2013, driven by an increase in revenues from the Shopping Centers segment.

„
EBITDA for the first quarter of fiscal year 2014 increased by 25.5% as compared to the same quarter of fiscal year 2013, explained by the Shopping Centers segment, whose EBITDA increased by 26.2%, offset by lower revenues from the Offices, Sales and Developments and Financial Transactions and Other segments.

„	Net Income for the period under analysis increased ARS 50.2 million, mainly explained by higher Operating Income, whereas financial results recorded a slight fall during this quarter.

1

APSA Alto Palermo Sociedad Anónima

Summary as of September 30, 2013

II. Shopping Centers

During 2013, private consumption remained as the main driver of the economy, growing at rates close to 6% year on year and favores by the increase in nominal salaries, which recorded a 25% increase compared to the same period of the previous year according to the INDEC. This, in addition to the dynamism exhibited by consumer loans, with year-on-year increase close to 31%, was reflected in all the retail activities, was reflected in all the retail activities, which continue to grow at a solid pace.

Our tenants’ sales grew 28.5% during the first quarter of fiscal year 2014 compared to the same period of 2013, in line with which was observed in the market.

Shopping Centers (in ARS MM)	IQ 14	IQ 13	% Var
Revenues	456.7	356.3	28.2%
Operating Income	214.1	162.2	32.0%
Depreciation and Amortization	30.4	31.6	(3.8)%
EBITDA	244.5	193.8	26.2%

Shopping Center Operating Indicators	IQ 14	IQ 13
Total Leasable Area (sqm)[1]	307,721	309,021
Tenants’ Sales (ARS MM, 12-month cumulative)	13,276.8	10,469.1
Occupancy [1]	98.6%	98.4%

[1] As of period-end. Percentage over total leasable area.

„
During the first quarter of fiscal year 2014, tenants’ sales of our shopping centers reached ARS 3,586.8 million (a 28.5% increase compared to the same period of the previous fiscal year). This increase reflects the good performance of all the Company’s Shopping Centers.

„	The EBITDA/revenue margin for the first quarter of fiscal year 2014, excluding revenues from common maintenance expenses and the common promotional fund, reached 78.6%.
„
Total portfolio’s occupancy rate stood at 98.6%, showing a slight decrease compared to the last quarter due to a lower occupancy rate in two of our shopping centers located in the interior of the country, Alto Rosario and Mendoza Plaza Shopping, caused by the refurbishment of some stores.

2

APSA Alto Palermo Sociedad Anónima
Summary as of September 30, 2013

Operating data of our Shopping Centers

Shopping Centers	Date of Acquisition	Gross Leasable Area (sqm) [1]	Stores	APSA’s Interest	Occupancy Rate (%)[2]	Book Value (In thousands of ARS) [3]
Alto Palermo	nov-97	18,122	144	100.0%	99.6%	84,483
Abasto Shopping[4]	jul-94	37,022	171	100.0%	100.0%	130,833
Alto Avellaneda	nov-97	36,494	139	100.0%	99.7%	47,205
Paseo Alcorta	jun-97	13,666	107	100.0%	100.0%	56,364
Patio Bullrich	oct-98	11,617	86	100.0%	100.0%	69,569
Buenos Aires Design	nov-97	13,354	62	53.7%	95.9%	10,577
Dot Baires Shopping	may-09	48,646	152	80.0%	99.9%	492,855
Soleil	jul-10	15,19	78	100.0%	100.0%	92,992
Alto Noa Shopping	mar-95	19,084	88	100.0%	100.0%	13,964
Alto Rosario Shopping[5]	nov-04	28,306	145	100.0%	94.4%	69,309
Mendoza Plaza Shopping	Dec-94	42,272	146	100.0%	96.0%	69,469
Córdoba Shopping	Dec-06	15,679	105	100.0%	100.0%	56,494
La Ribera Shopping	Aug-11	8,269	49	50.0%	97.4%	17,855
Total		307,721	1,472		98.6%	1,211,969

[1] Corresponds to total leasable area in each property. Excludes common areas and parking spaces.
[2] Calculated dividing occupied square meters by leasable area on the last day of the period.
[3] Cost of acquisition plus improvements, less accumulated depreciation, plus adjustment for inflation, less allowance for impairment in value, plus recovery of allowances, if applicable. Excludes works in progress.

[4] Excludes Museo de los Niños (3,732 sqm)
[5] Excludes Museo de los Niños (1,261 sqm)

Accumulated tenants’ sales as of September 30 for the 2014 and 2013 fiscal periods
(In millions of ARS)

	IQ 14	IQ 13	Var
Alto Palermo	466.1	355.3	31.2%
Abasto	561.0	439.0	27.8%
Alto Avellaneda	518.6	423.0	22.6%
Paseo Alcorta	235.6	175.1	34.6%
Patio Bullrich	149.4	123.5	21.0%
Buenos Aires Design	66.6	57.2	16.4%
Dot Baires	438.1	345.9	26.7%
Soleil	144.4	70.2	105.7%
Alto NOA	168.8	140.2	20.4%
Alto Rosario	300.8	243.1	23.7%
Mendoza Plaza	349.3	269.4	29.7%
Cordoba Shopping	122.0	95.9	27.2%
La Ribera Shopping	66.1	53.4	23.8%
TOTAL	3,586.8	2,791.2	28.5%

3

APSA Alto Palermo Sociedad Anónima

Summary as of September 30, 2013

Detailed Revenues	IQ14	IQ13	% Var
Base Rent	175,563	138,563	26.7%
Percentage Rate	73,008	56,671	28.8%
Total Rent	248,571	195,234	27.3%
Admission Rights	28,540	24,110	18.4%
Fees	8,217	4,194	95.9%
Parking	19,653	15,090	30.2%
Other	6,222	4,501	38.2%
Total revenues before common expenses and collective promotional fund	311,203	243,129	28.0%
Common expenses and collective promotional fund	145,450	113,215	28.5%
Total revenues	456,653	356,344	28.1%

4

APSA Alto Palermo Sociedad Anónima

Summary as of September 30, 2013

III. Others

It includes the “Sales and Developments”, “Offices” and “Financial Transactions” segments.

	Sales and Developments1			Offices2			Financial Transactions3
In ARS MM	IQ 14	IQ 13	% Var	IQ 14	IQ 13	% Var	IQ14	IQ13	% Var
Revenues	-	2.0	-	6.9	6.6	4.5%	0.2	0.7	(71.4)%
Operating Income	(0.7)	0.7	-	2.9	3.2	(9.4)%	0.5	0.5	-
Depreciation and Amortization	-	-	-	1.4	1.7	(17.6)%	-	-	-
EBITDA	(0.7)	0.7	-	4.3	4.9	(12.2)%	0.5	0.5	-

1	Includes Torres Rosario Project (Condo I and II) and Rosario Plot (parcels 2A, 2C and 2F)
2	Includes Dot Building and Predio San Martín
3	Tarshop’s 20% interest and residual activity of APSAMedia

„
Revenues from the offices segment recorded a year-on-year increase of 4.5%, whereas EBITDA from this segment decreased 12.2%, mainly due to the restitution of a portion of the property by the lessee of “Predio San Martin”. Moreover, the Sales and Developments segment showed falls in revenues and EBITDA due to higher sales made in the first quarter of 2013 (Condominios del Alto).

5

APSA Alto Palermo Sociedad Anónima

Summary as of September 30, 2013

IV. Reconciliation with Consolidated Income Statement

Below is an explanation of the reconciliation of the company’s total income by segment with its consolidated income statement. The difference lies in the presence of joint businesses included in the segment but not in the income statement.

For the three-month period ended September 30, 2013
(expressed in thousands of pesos)

Item	Income by segment	Joint businesses*	Income statement
Revenues	463,743	(5,155)	458,588
Costs	(202,865)	2,852	(200,013)
Gross Profit	260,878	(2,303)	258,575
General and administrative expenses	(25,305)	54	(25,251)
Selling expenses	(13,763)	515	(13,248)
Other operating income, net	(5,071)	725	(4,346)
Operating Income	216,739	(1,009)	215,730
* Includes operating results from La Ribera Shopping and Predio San Martín (50%).

6

APSA Alto Palermo Sociedad Anónima

Summary as of September 30, 2013

V. Consolidated Financial Debt as of September 30, 2013

As of September 30, 2013, APSA had loans for a total of USD 208.5 million. Below is a detail of APSA’s debt:

Description	Issue Currency	Outstanding Amount (USD million) 1	Rate	Maturity
APSA’s Series I Notes due 2017 (int.)	USD	120.0	7.88%	May-17
Soleil / Tucumán	USD	13.9	5.00%	Jul-17
Arcos syndicated loan	ARS	20.4	15.0%	Nov-15
Neuquén syndicated loan	ARS	19.2	15.3%	Jun-16
Other Loans	ARS	35.0	-	-
Total APSA’s Debt	USD	208.5
1 Excludes Convertible Notes due 2014. Outstanding principal amount: USD 31,746,502

VI. Subsequent Events

Shareholders’ Meeting: On October 31, 2013, the general shareholders’ meeting was held, and shareholders resolved, among other things, the payment of a dividend in cash and/or in kind for up to ARS 167.5 million, taking into account the interim dividend for ARS 166.5 million paid in May 2013.

7

APSA Alto Palermo Sociedad Anónima

Summary as of September 30, 2013

VI. Brief comment on prospects for the next quarter

Fiscal year 2014 started with very good results for our shopping centers, surpassing the tenants’ sales levels recorded in 2013. Consumption continues to fuel economic growth, as shown by the rise in all the various retail activities. We expect to maintain the growth rates in our tenants’ sales for the rest of 2014.

During the month of December we will open our fourteenth shopping center and the first premium outlet in the City of Buenos Aires. Featuring 65 stores, with 14,000 square meters of gross leaseable area and an investment of approximately ARS 234 million, “Distrito Arcos” will be an open-air space offering a variety of premium brands in the exclusive neighborhood of Palermo. We expect to reach full occupancy upon opening, as the project has been highly accepted by tenants, with more than 90% of the lease agreements having been executed as of to date. We hope that this new proposal, which will combine a retail and cultural concept, will achieve the success of our latest developments.

On the other hand, we will make progress in our next shopping center, in the city of Neuquén, which we expect to open during fiscal year 2015. Moreover, we continue to assess the best timing for launching other shopping center projects in the land reserves held by the company throughout the Argentine territory. We expect to continue working in optimizing the performance of our current shopping centers through improvements that allow us to take best advantage of their gross leasable area potential and to furnish them with increased functionality and appeal for the benefit of consumers and retailers alike.

During this year we will continue to foster marketing actions, events and promotions in our shopping centers, as they have proved to be highly effective in terms of sales and have been eagerly endorsed by the public.

We hope to maintain our growth track in 2014 and consolidate our position as the best shopping center company in Argentina, adding new retail proposals, leading brands and visitors. We believe that APSA has the financial soundness, managerial expertise and long track record in the industry required to continue growing, taking advantage of all the opportunities that may arise.

8

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Buenos Aires, Argentina.

ALTO PALERMO S.A. (APSA)

December 13, 2013	By:	/s/ Saúl Zang
Saúl Zang
Responsible of Relationships with the markets